EXHIBIT 99.1

DESCRIPTION

This description of Québec is dated as of May 15, 2020 and appears as Exhibit 99.1 to Québec’s Annual Report on Form 18-K to
the U.S. Securities and Exchange Commission for the fiscal year ended
March 31, 2020

This document (other than as part of a prospectus contained in a registration statement filed under the U.S. Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any securities of Québec.

Table of Contents

SUMMARY	4
MAP	7
QUÉBEC	8
Overview	8
Constitutional Framework	8
Government	9
Aboriginal Peoples	9
ECONOMY	11
Economic Developments in 2019	11
Plan Nord	11
Investment in Airbus Canada Limited Partnership	12
Economic Structure	14
Free Trade Agreements	21
GOVERNMENT FINANCES	23
Financial Administration	23
Consolidated Financial Transactions	24
2019-2020 Preliminary results	26
2020-2021 Forecast - Budget 2020-2021	26
Accounting Standard	27
Economic Assumptions	28
Consolidated Revenue	28
Consolidated Expenditure	32
Government Employees and Collective Unions	34
Consolidated Non-Budgetary Transactions	34
Impacts of COVID-19 pandemic	37
GOVERNMENT ENTERPRISES AND BODIES	39
Enterprises Included in the Government’s Reporting Entity	40
Government Bodies That Conduct Fiduciary Transactions Not Included in the Government’s Reporting Entity	43
PUBLIC SECTOR DEBT	45
Government Debt	46
Guaranteed Debt	49
Funded Debt of the Municipal Sector and Other Institutions	49
Government’s Commitments	50

WHERE YOU CAN FIND MORE INFORMATION	51
FORWARD-LOOKING STATEMENTS	51
SUPPLEMENTARY INFORMATION	52

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. The fiscal year of Québec ends on March 31. “Fiscal 2020” and “2019-2020” refer to the fiscal year ended March 31, 2020, and, unless otherwise indicated, “2019” means the calendar year ended December 31, 2019. “Fiscal 2021” and “2020-2021” refer to the fiscal year that will end on March 31, 2021. Other fiscal and calendar years are referred to in a corresponding manner. Any discrepancies between the amounts listed and their totals in the tables included in this document are due to rounding.

SUMMARY

The information below is qualified in its entirety by the detailed information provided elsewhere in this document.

Economy

(dollar amounts in millions, unless otherwise specified)

	2015	2016	2017	2018	2019
GDP at current market prices	387,667	399,225	419,224	439,375	458,733
% change - GDP in chained 2012(1)	0.9	1.6	2.8	2.5	2.7
Household income	350,186	361,199	377,506	395,351	417,307
Capital expenditures	34,602	34,776	37,630	42,803	43,293
International exports of goods	82,098	80,355	85,291	92,427	93,495
Population at July 1 (in thousands)	8,175	8,226	8,299	8,388	8,485
Unemployment rate	7.6	7.1	6.1	5.5	5.1
Consumer Price Index - % change	1.1	0.7	1.0	1.7	2.1
Average exchange rate (USD per CAD)	0.7820	0.7548	0.7701	0.7718	0.7536

(1) Adjusted for the effects of inflation in the currency from year to year.

Summary of Consolidated Financial Transactions
Fiscal year ending March 31(1)(2)

(dollar amounts in millions)

						Budget
				Preliminary		Forecast
	2017	2018	2019	Results 2020	(3)	2021	(5)
Own-source revenue	82,903	85,919	91,626	92,846		95,603
Federal transfers	20,179	22,485	23,120	25,097		25,692
Total consolidated revenue	103,082	108,404	114,746	117,943		121,295
Expenditure	-89,298	-94,272	-97,744	-104,962		-110,300
Debt service	-9,422	-9,217	-8,722	-7,845		-8,266
Total consolidated expenditure	-98,720	-103,489	-106,466	-112,807		-118,566
Contingency reserve	-	-	-	-603		-
Surplus (deficit) within the meaning of the public accounts	4,362	4,915	8,280	4,533		2,729
Deposits of dedicated revenues in the Generations Fund(4)	-2,001	-2,293	-3,477	-2,633		-2,729
Budgetary balance within the meaning of the Balanced Budget Act	2,361	2,622	4,803	1,900		-
Deposits of dedicated revenues in the Generations Fund	2,001	2,293	3,477	2,633		2,729
Surplus (deficit) within the meaning of the public accounts	4,362	4,915	8,280	4,533		2,729
Non-budgetary transactions	1,386	-404	-981	663		-3,752
Net financial requirements	5,748	4,511	7,299	5,196		-1,023

(1) Financial information is presented on a consolidated basis, as in Budget 2020-2021.
(2) Fiscal 2017, 2018, 2019 and 2020 data have been reclassified to be on the same budgetary structure as Fiscal 2021, as in Budget 2020-2021.
(3) The Preliminary Results 2020 are based on financial information presented as at March 31, 2020 in Budget 2020-2021, which was released on March 10, 2020. These preliminary results are subject to change.
(4) The Generations Fund was created in June 2006 by the adoption of the Act to reduce the debt and establish the Generations Fund and is a separate entity from the General Fund. This law establishes the fund as a permanent tool for reducing the debt burden. In addition, it stipulates that the sums accumulated in the Generations Fund are dedicated exclusively to repaying the debt.
(5) Budget Forecast 2021, based on the 2020-2021 Budget tabled on March 10, 2020, does not reflect nor take into account any impact arising from the COVID-19 pandemic (see Government Finances - Impacts of COVID-19 pandemic).

Funded Debt of Public Sector (net of sinking fund balances)
As of March 31

(dollar amounts in millions)(1)

					Preliminary
	2016	2017	2018	2019	Results 2020	(2)
Government Funded Debt
Borrowings - Government	179,455	183,500	189,167	182,507	187,135
Borrowings - to finance Government Enterprises	308	258	218	210	374
Government Guaranteed Debt(3)	43,843	42,882	43,160	43,054	43,839
Municipal Sector Debt	23,846	24,058	24,505	25,173	26,641
Education Institutions(4)	875	898	910	1,026	1,026
Public Sector Funded Debt(5)	248,327	251,596	257,960	251,970	259,015
Per Capita ($)	30,375	30,586	31,084	30,041	30,526
As percentage of(6)
GDP	64.1%	63.0%	61.5%	57.3%	56.5%
Household income	70.9%	69.7%	68.3%	63.7%	62.1%

(1) Canadian dollar equivalent at the dates indicated for borrowings in foreign currencies after taking into account currency swap agreements and foreign exchange forward contracts.
(2) The Preliminary Results 2020 are based on financial information available as of March 31, 2020. These preliminary results are subject to change.
(3) Represents debt of Hydro-Québec.
(4) Represents debt of the universities other than the Université du Québec and its constituents.
(5) Includes debt covered by the Government’s commitments (see “Government’s Commitments”).
(6) Percentages are based upon the prior calendar year’s GDP and household income.

Québec

Nunavut
Hudson Strait
Kangiqsujuaq
Nunavik Nickel
Ungava Bay
Kuujjuaq
Hudson Bay
Labrador Sea
Kuujjuarapik
Schefferville
James Bay
Radisson
La Grande-Rivière
Churchill
Renard
Fermont
Matoush
Fire Lake
Projet La Romaine
Manicouagan
Matagami
Havre-Saint-Pierre
Sept-Îles
Bachelor
Amia
Baie-Comeau
Amos
Saint-Félicien
Gaspé
Newfoundland and Labrador
Rouyn-Noranda
Saguenay
Matane
Val-d'Or
Mont-Joli
Fleuve Saint-Laurent
Golfe du Saint-Laurent
La Tuque
La Pocatière
Québec
New Brunswick
Prince Edward Island
Trois-Rivières
Bécancour
Ontario
Gatineau
Windsor
United States
Nova Scotia
Atlantic Ocean
Bromont
0
200 km
Mirabel
Varennes
Montréal
Longueuil
Vaudreuil-Dorion
Beauharnois

Economic Activities

- Airport
- Aluminum
- Electricity
- Electronics
- Mine
- Port
- Chemical Products
- Forestry Products
- Transport

Boundaries

- Northern boundary of attributable forest
- Southern boundary of the area covered by Northern Territory

Borders

- International border
- Interprovincial border
- Québec – Newfoundland and Labrador border (non-definitive)

© Gouvernement du Québec, 2016

QUÉBEC

Overview

Québec is the largest by area of the ten provinces in Canada (1,667,712 square kilometers or 643,907 square miles, representing 17% of the geographical area of Canada) and the second largest by population (8.5 million, representing 22.5% of the population of Canada, as of January 2020). The population of Québec increased on average by 0.8% per year since 2015. Over the same period, the population of Canada increased on average by 1.2% per year.

Québec has a modern, developed economy. In 2019, the service sector contributed 72.6%, the manufacturing industry 13.6%, the construction industry 6.4%, the utilities industry 3.5% and the primary sector 4.2% to real GDP in chained 2012 dollars. Québec’s real GDP represented 19.4% of Canada’s real GDP in 2019. The leading service industries in Québec are community, business and personal services, finance, insurance and real estate, wholesale and retail trade, governmental services, transportation and warehousing and information and cultural services. The leading manufacturing industries in Québec are food products, transportation equipment (including aircraft, motor vehicles and parts), primary metal products (including aluminum smelting), fabricated metal products, chemical products and paper products. With its significant hydroelectric resources, Québec generated 33.1% of the electricity produced in Canada in 2019.

Montréal and Ville de Québec, the capital of Québec, are the main centers of economic activity. Montréal is one of the important industrial, commercial and financial centers of North America and is Canada’s second largest urban area as measured by population. Port of Montréal is the leading container port in Eastern Canada and a major international port linked to more than 140 countries around the world. Situated on the St. Lawrence River, Port of Montréal provides access to the Atlantic Ocean and the inland navigation system of the Great Lakes.

French is the official language of Québec and is spoken by approximately 94% of its population.

Constitutional Framework

Canada is a federation of ten provinces and three federal territories, with a constitutional division of responsibilities between the federal and provincial parliaments as set out in the Constitution of Canada.

Under the Constitution, each provincial parliament has exclusive authority to raise revenue for provincial purposes through direct taxation within its territorial limits. Each province also has exclusive authority to regulate education, health, social services, property and private law, natural resources, municipal institutions and, generally, all other matters of a purely local or private nature in its province. Additionally, each province has the exclusive authority to regulate and raise revenue from the exploration, development, conservation and management of natural resources.

The federal parliament is empowered to raise revenue by any method or system of taxation and generally has authority over matters or subjects not assigned exclusively to the provincial parliaments. It has exclusive authority over the regulation of extraprovincial trade and commerce, currency and coinage, banks and banking, national defence, naturalization and aliens, postal service, navigation and shipping and bills of exchange, interest and bankruptcy.

The Constitution Act, 1982 (the “Constitution Act”) includes various modifications to the Constitution. It provides, among other things, that amendments to the Constitution be effected in Canada according to an amending formula and no longer through enactments of the Parliament of the United Kingdom. The Constitution Act came into effect in 1982 notwithstanding the opposition of the National Assembly of Québec (the “National Assembly”) and the government of Québec to certain clauses relating to provincial jurisdiction and the terms of the amending formula.

Following the last general election, held on October 1, 2018, the Coalition Avenir Québec formed a majority Government. With regard to Québec’s place in Canada, the Coalition Avenir Québec pursues a policy that seeks greater economic and political autonomy, promotes Québec’s interests and focuses on strengthening Québec’s place within the federation.

Government

Legislative power in Québec is exercised by the Parliament of Québec, composed of the National Assembly and the Lieutenant Governor (the “Parliament”). The National Assembly consists of 125 members elected by popular vote from single member districts. According to constitutional practice, the leader of the party with the largest number of elected members becomes Prime Minister and forms the Government.

Executive power in Québec is vested in the Government of Québec, composed of the Conseil exécutif and the Lieutenant Governor (the “Government”). The Conseil exécutif, which consists of the Prime Minister and all other ministers, is accountable to the National Assembly. The Lieutenant Governor, which is a federal government appointee, always acts with, or on the recommendation of, the Prime Minister or the Conseil exécutif.

The National Assembly consists of 76 members of the Coalition Avenir Québec, 28 members of the Québec Liberal Party, 10 members of Québec solidaire, 9 members of the Parti Québécois and 2 independent members. The next general election will be held on October 3, 2022, subject to earlier dissolution of the National Assembly by the Lieutenant Governor upon the recommendation of the Prime Minister.

Aboriginal Peoples

Over the past 25 years various aboriginal communities in Québec have initiated legal actions to have the existence of their alleged aboriginal rights (including aboriginal title) recognized and to obtain damages and interest as compensation for alleged infringements of their rights. The existing aboriginal and treaty rights of aboriginal peoples of Canada are recognized under section 35 of the Constitution Act, 1982. Taken as a whole, aboriginal peoples are claiming $10.1 billion in damages and interest through these actions.

Included among these legal actions are five claims for damages and interest filed as part of efforts to contest the validity of a provision of a federal statute, the James Bay and Northern Québec Native Claims Settlement Act, S.C. 1977, c.32 (the “JBNQ Act”) which implements the 1975 James Bay and Northern Québec Agreement (the “JBNQA”). The effect of that provision was to extinguish all aboriginal claims, rights, titles and interests, regardless of their nature, in respect of the territory covered by the JBNQA (which includes territorial regions of James Bay and Nunavik north of the 49th parallel). The following bands or communities initiated legal actions regarding the JBNQA Act:

  The Innu community of Pessamit seek $75 million in compensation for the alleged loss of enjoyment of their aboriginal rights for more than 25 years; alternatively, they claim $250 million as fair compensation in the event the Court concludes that their aboriginal rights have been extinguished; this case is currently suspended;

  The Innu community of Uashat-Maliotenam are claiming compensation for an aggregate amount of $1.5 billion in damages and interest and revenue sharing for the alleged unlawful use and management of the lands, including with respect to hydroelectric facilities. Part of the territory that is covered by this claim overlaps with the JBNQA territory; Québec and Hydro- Québec are contesting this claim; the portion of the claim related to the JBNQA territory is suspended indefinitely;

  The Atikamekware claiming compensation for an aggregate amount of $300 million in damages and interest; Québec is contesting this claim, which was officially suspended through 2012 and has remained inactive since then;

  The Matimekush Lac-John Innu community is claiming compensation for an aggregate of $500 million in damages and interest; Québec is contesting this claim; and

  The Abitibiwinni (Pikogan), Lac Simon, Long Point (Winneway) and Kitcisakik Québec Algonquin communities and the Wahgoshig Ontario Algonquin community are claiming compensation for an aggregate of $500 million in damages and interest; Québec is contesting this claim.

In addition, legal actions have been filed by three Innu communities (Essipit, Pekuakamiulnuatsh, and Nutashkuan), seeking an aggregate compensation of $3 billion in damages and interest and recognition of aboriginal rights and aboriginal title with respect to their alleged traditional territories. Ongoing negotiations are being held between the governments and these three Innu communities with the aim of concluding a final agreement concerning their overall land claims.

Three other legal actions seeking damages and interest have been filed by aboriginal plaintiffs to obtain compensation for alleged infringements of their rights over their alleged traditional territories:

  The Innu community of Pessamit are claiming compensation for an aggregate of $500 million in damages and interest and revenue sharing for the alleged unlawful use and management of land in respect of hydroelectric facilities; Québec and Hydro-Québec are contesting this claim;

  The Innu community of Pessamit is also claiming compensation for an aggregate of $1 billion in damages and interests against Québec and Canada for the alleged infringement of its aboriginal rights in relation with forest development, $2.1 billion against Québec for breach of its alleged right to develop the forest resource and $50 million in damages and interests against Québec and a forest company for logging activities carried out on René-Levasseur Island; this case is currently suspended; and

  Several members of the Uashat-Maliotenam community near Sept-Îles are claiming compensation for an aggregate of $350 million in damages and interest in respect of aboriginal title and aboriginal rights on a vast territory located north of Sept-Îles; Québec is contesting this claim.

ECONOMY

Economic Developments in 2019

Canada. Gross domestic product (“GDP”) adjusted for inflation in chained 2012 dollars (“real GDP”), as published in the National Economic Accounts on February 28, 2020, increased at a rate of 1.6% in 2019, compared to 2.0% in 2018. This increase was mainly attributable to consumer spending and exports. Final domestic demand increased by 1.2% in real terms in 2019, compared to 2.1% in 2018. Real consumer spending increased by 1.6% in 2019, compared to 2.2% in 2018. International exports increased by 1.2% in volume and by 2.1% in value in 2019, compared to increases of 3.1% and 6.1%, respectively, in 2018. Imports increased by 0.3% in volume and by 1.2% in value in 2019, compared to increases of 2.6% in volume and 5.1% in value in 2018.

In real terms, non-residential investment decreased by 0.7% in 2019, the result of a 0.7% decrease in the government sector and a 0.8% decrease in the business sector. Residential investment decreased by 0.6% in 2019, due to a 2.0% decrease in housing starts. Government expenditure on goods and services increased by 2.1% in 2019.

The Consumer Price Index (“CPI”) increased by 1.9% in 2019. Overall employment increased by 2.1% in 2019, while the unemployment rate decreased to 5.7% from 5.8% in 2018.

Québec. Real GDP, as published in the Québec Economic Accounts on March 24, 2020, increased at a rate of 2.7% in 2019, compared to an increase of 2.5% in 2018. Final domestic demand increased by 2.2% in real terms in 2019, compared to a 2.5% increase in 2018. Real consumer spending increased by 1.7% in 2019, compared to 2.2% in 2018. International exports increased by 1.2% in volume and by 0.9% in value in 2019, compared with an increase of 4.8% in volume and 7.9% in value in 2018. International imports were unchanged (0.0%) in volume and increased by 1.0% in value in 2019, compared with increases of 3.8% in volume and 6.3% in value in 2018.

In real terms, non-residential investment increased by 2.0% in 2019, the result of a 1.6% increase in the business sector and a 2.8% increase in the public sector. Residential investment increased by 3.9% in 2019.

The CPI increased by 2.1% in 2019. Overall employment increased by 1.8% in 2019 while the unemployment rate decreased to 5.1% from 5.5% in 2018.

Impacts of the COVID-19 pandemic on the Québec economy

The Government is currently assessing the impacts that the COVID-19 pandemic may have on Québec’s economy since its beginning in early 2020. The extent of these impacts will depend on future developments, which are highly uncertain and cannot be predicted at this time, but may be severe. For further details on the measures currently taken by the Government to alleviate the impacts of the COVID-19 pandemic on Québec’s economy and its budgetary framework, see Section “Government Finances - Impacts of COVID-19”.

Plan Nord

The Plan Nord territory covers nearly 1.2 million square kilometers and accounts for 72% of Québec’s geographic area. It contains a large variety of mineral resources, including gold, iron and rare earths, as well as clean and renewable energy resources.

The Government seeks to develop the Plan Nord territory’s natural resources and intends to invest to support large-scale strategic development projects, including roads, social housing, training facilities and national parks and to implement actions in areas such as tourism, culture and education. These investments are made through the Société du Plan Nord, an agency created in 2015 to coordinate Government’s action for the Plan Nord territory’s development. Following the end of its first action plan for 2015-2020, the Société du Plan Nord will implement its second action plan for 2020-2023 in accordance with the government’s development priorities. In March 2016, in order to accelerate the development of mining projects in the Labrador Trough region, the Government acquired the rail and port facilities at Pointe-Noire, near the Sept-Îles port. The Government now manages and develops these industrial facilities in a multi-user approach, through the Société

Ferroviaire et Portuaire de Pointe-Noire Limited Partnership (“SFPPN”). The Government also intends to invest another $1 billion, through the Natural Resources and Energy Capital Fund (formerly known as the Capital Mines and Hydrocarbon Fund), to acquire equity interests in companies that extract mineral substances from land in the “domain of the State” (i.e. Québec) and, under certain conditions, in companies that process such substances. In order to support the utilization and processing of all natural resources, as provided by Budget 2019-2020, the scope of the Natural Resources and Energy Capital Fund has been extended to projects related to all natural resources and energy development such as forestry and green energy.

Investment in Airbus Canada Limited Partnership

The Ministère de l’Économie et de l’Innovation du Québec, through Investissement Québec, invested US$1.0 billion in July 2016 in the C Series Aircraft Limited Partnership with Bombardier Inc. (“CSALP”). The C Series program involved the development of a new commercial aircraft targeting the 100- to 150-seat market segment. In October 2017, the Québec government approved the addition of Airbus as a new strategic partner in the C Series. Upon closing in July 2018, the CSALP was renamed the Airbus Canada Limited Partnership (“ACLP”), with Airbus holding a 50.01% majority interest, and Bombardier and Investissement Québec, acting as agents for the Québec government, holding 33.55% and 16.44% respectively. In exchange for its 50.01% interest, Airbus provided expertise in supply, sales, marketing and customer support. In February 2020, the Québec government and Airbus became the sole shareholders of the ACLP, holding respectively 75% and 25% of its shares. The Québec government did not provide any cash consideration in connection with the transaction, but recognized a loss of $603 million, reflecting the estimated loss of value of the Government's interest in ACLP as of the date of the transaction.

TABLE.1

Main Economic Indicators of Québec(1)
(dollar amounts in millions, except for per capita amounts)

						Compound Annual
						Rate of Growth
	2015	2016	2017	2018	2019	2015-2019
GDP
At current market prices	387,667	399,225	419,224	439,375	458,733
	2.9%	3.0%	5.0%	4.8%	4.4%	4.0%
In chained 2012 dollars	368,982	374,899	385,385	394,865	405,696
	0.9%	1.6%	2.8%	2.5%	2.7%	2.1%
Per capita	45,134	45,575	46,438	47,077	47,814
	0.6%	1.0%	1.9%	1.4%	1.6%	1.3%
Household income	350,186	361,199	377,506	395,351	417,307
	3.4%	3.1%	4.5%	4.7%	5.6%	4.3%
Per capita	42,835	43,910	45,489	47,135	49,182
	3.1%	2.5%	3.6%	3.6%	4.3%	3.4%
Capital expenditures	34,602	34,776	37,630	42,803	43,293
	0.9%	0.5%	8.2%	13.7%	1.1%	4.8%
Value of manufacturers' shipments	143,464	142,597	153,977	164,706	170,218
	-1.0%	-0.6%	8.0%	7.0%	3.3%	3.3%
Retail trade	111,755	119,181	125,723	129,340	131,745
	1.9%	6.6%	5.5%	2.9%	1.9%	3.7%
					(In thousands of persons)
Population (at July 1)	8,175	8,226	8,299	8,388	8,485
	0.3%	0.6%	0.9%	1.1%	1.2%	0.8%
Labor Force	4,434	4,448	4,496	4,510	4,572
	0.8%	0.3%	1.1%	0.3%	1.4%	0.8%
Participation rate (percentage)	64.8%	64.6%	64.9%	64.6%	64.8%
Employment	4,097	4,133	4,223	4,262	4,340
	0.9%	0.9%	2.2%	0.9%	1.8%	1.3%
Unemployment rate (percentage)	7.6%	7.1%	6.1%	5.5%	5.1%
						(2002=100)
CPI	124.7	125.6	126.9	129.0	131.7
	1.1%	0.7%	1.0%	1.7%	2.1%	1.3%

(1) Unless otherwise indicated, percentages are percentage changes from the previous year.
Sources : Institut de la statistique du Québec and Statistics Canada.

Economic Structure

In 2019, Québec accounted for 19.4% of Canada’s real GDP. The service sector accounted for 72.6% of Québec’s real GDP, compared with 23.4% for the secondary sector and 4.2% for the primary sector. Québec’s economy is influenced by developments in the economies of its major trading partners, especially the United States, which is Québec’s largest export market. In 2019, the value of exports (including to other Canadian provinces) represented 46.0% of Québec’s GDP.

The following table shows the contribution of each sector to real GDP, which includes net taxes (taxes less subsidies), paid on factors of production. GDP is a measure of value added (the total value of goods delivered and services rendered less the cost of materials and supplies, fuel and electricity).

TABLE.2

Real Gross Domestic Product by Sector at Basic Prices in Chained 2012 Dollars(1)
(dollar amounts in millions)

					% of total 2018			% of total 2019
	2015	2016	2017	2018	Québec	Canada	2019	Québec	Canada
Primary Sector
Agriculture, forestry, fishing and hunting	6,940	7,168	7,142	7,183	2.0	2.1	7,281	1.9	2.1
Mining and oil and gas extraction	7,014	7,072	7,449	8,526	2.3	8.0	8,500	2.3	7.5
	13,955	14,240	14,592	15,709	4.3	10.1	15,781	4.2	9.6
Secondary Sector
Manufacturing	46,702	46,468	47,849	49,430	13.5	10.4	51,238	13.6	10.2
Construction	21,866	21,681	22,850	23,527	6.4	7.3	24,101	6.4	7.2
Utilities	11,982	12,242	12,597	12,971	3.5	2.2	13,084	3.5	2.2
	80,550	80,391	83,296	85,928	23.4	19.9	88,422	23.4	19.6
Service Sector
Community, business and personal services	99,657	101,438	103,372	106,142	28.9	26.1	109,706	29.0	26.4
Finance, insurance and real estate	59,149	60,610	62,186	63,576	17.3	19.2	65,223	17.3	19.4
Wholesale and retail trade	38,148	39,135	41,081	41,773	11.4	10.4	43,105	11.4	10.4
Governmental services	25,578	25,949	26,326	27,016	7.4	6.7	27,983	7.4	6.8
Transportation and warehousing	14,182	14,811	15,643	15,894	4.3	4.5	16,037	4.2	4.5
Information and cultural services	10,898	11,107	11,284	11,817	3.2	3.2	12,333	3.3	3.3
	247,612	253,050	259,893	266,218	72.5	70.2	274,386	72.6	70.7
Real GDP	341,688	347,198	357,286	367,075	100.0	100.0	377,715	100.0	100.0

(1) North American Industrial Classification System (NAICS) in chained 2012 dollars. For the chained 2012 dollars, the aggregate amounts are not equal to the sums of their components.
Sources: Institut de la statistique du Québec and Statistics Canada.

Primary Sector. In 2019, the primary sector, which includes agriculture, forestry, fishing and hunting and mining and oil and gas extraction, contributed 4.2% to real GDP and accounted for 2.2% of employment in Québec. Québec’s forests, covering 761,000 square kilometers, or 294,000 square miles, are among its most important natural resources. Québec’s logging operations were estimated to have produced 1.060 billion cubic feet of timber in 2017, generating revenue of $2.117 billion from sales to domestic and foreign customers in 2017. In 2019, the value of fabricated wood products shipments decreased by 6.8% and the value of exports decreased by 6.4%. In mining and oil and gas extraction, which represented 53.9% of the primary sector in 2019, production is concentrated mainly in gold, iron ore, nickel, stone, copper and zinc. In 2019, the value of mineral production amounted to $10.9 billion.

Secondary Sector. In 2019, the secondary sector, which consists of the utilities, manufacturing and construction industries, contributed 23.4% to real GDP and accounted for 18.2% of employment in Québec. In terms of real GDP, the utilities industry increased by 0.9% and the construction industry increased by 2.4% in 2019 over 2018. In 2019, real GDP in the manufacturing industry increased by 3.7% and employment increased by 1.9%. The strong GDP growth from Québec’s trading partners explains the increase in manufacturing real GDP. The manufacturing industries that showed the strongest growth are machinery manufacturing (13.4% in real GDP and 5.3% in employment), chemical manufacturing (13.2% in real GDP and 2.3% in employment), non-metallic mineral product manufacturing (9.6% in real GDP and 5.1% in employment), aerospace product and parts manufacturing (9.2% in real GDP and 14.8% in employment), transportation equipment manufacturing (8.5% in real GDP and 11.1% in employment) and fabricated metal product manufacturing (8.0% in real GDP and 4.3% in employment). The manufacturing industries that showed declines are paper manufacturing (-9.9% in real GDP and -4.8% in employment), electrical equipment, appliance and component manufacturing (-8.2% in real GDP and an increase of 6.4% in employment), primary metal manufacturing (-2.7% in real GDP and -1.2% in employment), computer and electronic product manufacturing (-2.6% in real GDP and an increase of 4.5% in employment), petroleum and coal product manufacturing (-1.7% in real GDP and an increase of 15.4% in employment) and plastics and rubber products manufacturing (-1.3% in real GDP and -0.4% in employment).

The leading manufacturing industries in Québec are food products, transportation equipment (including aircraft, motor vehicles and parts), primary metal products (including aluminum smelting), fabricated metal products, chemical products, paper products, and machinery products. Durable goods accounted for 58.4% of manufacturing real GDP and 59.1% of manufacturing employment. As a result of its competitive advantage in low-cost electricity production, Québec is one of the world’s leading producers of aluminum.

TABLE.3

Value of Manufacturer's Shipments(1)
(dollar amounts in millions)

					% of total		% of total
	2015	2016	2017	2018	2018	2019	2019
Food manufacturing	21,453	22,857	23,578	23,975	14.6	24,649	14.5
Transportation equipment manufacturing	20,496	18,294	20,243	22,702	13.8	24,429	14.4
Primary metal manufacturing	18,853	18,610	20,700	21,467	13.0	21,494	12.6
Fabricated metal product manufacturing	8,069	8,290	9,209	10,391	6.3	11,388	6.7
Chemical manufacturing	8,941	8,730	8,902	9,640	5.9	10,466	6.1
Paper manufacturing	9,074	9,019	9,281	10,400	6.3	9,350	5.5
Machinery manufacturing	5,826	6,234	6,322	7,405	4.5	8,620	5.1
Wood product manufacturing	7,074	7,651	8,113	8,705	5.3	8,109	4.8
Plastics and rubber products manufacturing	7,598	7,452	7,757	7,843	4.8	7,891	4.6
Beverage and tobacco product manufacturing	4,053	4,370	4,600	4,787	2.9	4,963	2.9
Furniture and related product manufacturing	3,379	3,530	3,955	4,167	2.5	4,191	2.5
Computer and electronic product manufacturing	3,261	3,521	4,462	4,121	2.5	4,022	2.4
Others(2)	25,387	24,037	26,856	29,103	17.7	30,663	18.0
TOTAL	143,464	142,597	153,977	164,706	100.0	170,235	100.0

(1) North American Industrial Classification System (NAICS).
(2) Including notably, electrical equipment, appliance and component manufacturing, miscellaneous manufacturing, non-metallic mineral product manufacturing and printing and related support activities.
Source : Statistics Canada.

Service Sector. The service sector includes a wide range of activities such as community, business and personal services, finance, insurance and real estate, wholesale and retail trade, governmental services, transportation and warehousing and information and cultural services. In 2019, the service sector contributed 75.6% to real GDP and accounted for 79.6% of employment in Québec.

In terms of real GDP, the following sectors recorded an increase in 2019: information and cultural services (4.4%), governmental services (3.6%), community, business and personal services (3.4%), wholesale and retail trade (3.2%), finance, insurance and real estate (2.6%) and transportation and warehousing (0.9%). Due to Québec’s large territory, transportation facilities are essential to the development of its economy. Waterway transportation is provided mainly through the St. Lawrence River Seaway. Highway, rail and air transportation systems service the populated areas, with higher concentrations in the metropolitan areas of Montréal and Ville de Québec.

The financial sector includes large Canadian and foreign banks, insurance companies and other private financial institutions, cooperative institutions and Government financial intermediary enterprises and fiduciary Government bodies, including the Caisse de dépôt et placement du Québec (the “Caisse”), which is one of the largest institutional fund managers in North America.

Capital Expenditures. In 2019, the value of total non-residential capital expenditures increased by 1.1% in Québec. Non-residential capital expenditures increased by 4.3% in the private sector, but decreased by 1.8% in the public sector.

The increase in non-residential capital expenditures resulted from increases in manufacturing (15.2%), finance, insurance and real estate operators (14.4%), construction (7.5%), transportation and warehousing (5.8%), information, cultural and other utilities (3.4%) and mining and oil and gas extraction (1.4%). These increases were partially offset by decreases in wholesale and retail trade (-7.9%), governmental, educational, health and social services (-5.5%), business services, accommodation and other services (-4.1%) and agriculture, forestry, fishing and hunting (-2.6%).

TABLE.4

Private and Public Sector Non-Residential Capital Expenditures in Quebec(1)(2)
(dollar amounts in millions)

					% of		% of
					total		total
	2015	2016	2017	2018	2018	2019	2019
Non-residential Investment:
Governmental, educational, health and social services	10,543	10,007	11,112	14,241	33.3	13,456	31.1
Information, cultural and other utilities	8,077	7,476	8,148	7,100	16.6	7,344	17.0
Finance, insurance and real estate operators	1,650	2,480	2,860	2,925	6.8	3,347	7.7
Transportation and warehousing	3,196	3,139	3,654	5,165	12.1	5,463	12.6
Manufacturing	3,583	3,878	3,849	4,192	9.8	4,828	11.2
Business services, accommodation and other services	2,268	2,782	2,150	2,534	5.9	2,430	5.6
Wholesale and retail trade	1,883	1,698	1,817	2,137	5.0	1,969	4.5
Mining and oil and gas extraction	1,665	1,575	1,767	2,035	4.8	2,064	4.8
Construction	937	956	1,306	1,315	3.1	1,413	3.3
Agriculture, forestry, fishing and hunting	710	787	950	1,050	2.5	1,023	2.4
	34,602	34,776	37,630	42,803	100.0	43,293	100.0

Private sector	17,399	18,176	18,778	20,651	48.2	21,549	49.8
Public sector	17,203	16,601	18,852	22,151	51.8	21,744	50.2
	34,602	34,776	37,630	42,803	100.0	43,293	100.0

(1) North American Industrial Classification System (NAICS).
(2) Non-residential construction and machinery and equipment.
Source: Statistics Canada.

Labor Force. In 2019, the labor force was estimated at 4.6 million persons, an increase of 1.4% from 2018. The participation rate for 2019 was estimated at 64.8% in Québec, compared to 65.7% in Canada. Total employment increased by 1.8% in 2019 in Québec, compared to a 2.1% increase in Canada. The unemployment rate in Québec decreased to 5.1% from 5.5% in 2018, whereas the unemployment rate in Canada decreased to 5.7% from 5.8% in 2018.

Energy. Of the total energy consumed in Québec in 2017 (the most recent year for which information is available), energy derived from electricity accounted for 38.7%, oil for 37.0%, natural gas for 15.4%, biomass for 7.9% and coal for 1.0%.

Québec generates approximately one-third of all electricity produced in Canada and is one of the largest producers of hydroelectricity in the world. In 2017, 99.7% of all electricity produced in Québec was from renewable sources. More than 41,600 megawatts (“MW”) of hydroelectric capacity (including the capacity of independent producers but excluding the firm capacity currently available from Churchill Falls (Labrador) Corporation Limited) was installed on December 31, 2017. Of the total electricity produced in Québec in 2017, 16.5% (based on sales volume) was exported to the United States and to other Canadian provinces, compared with 20.7% in 2016.

Exports and Imports. In 2019, Québec’s exports of goods and services totaled $211.1 billion of which $131.0 billion (62.1%) was international exports and $80.1 billion (37.9%) was interprovincial exports. Québec’s imports of goods and services totaled $222.2 billion, of which $152.2 billion (68.5%) were international imports and $70.0 billion (31.5%) were interprovincial imports. Québec’s international exports represented 18.0% of Canada’s total exports. In 2019, Québec’s external sector (as defined by the Economic Accounts of the Institut de la statistique du Québec) registered an overall deficit of $11.1 billion, including a deficit of $21.1 billion on international trade and a surplus of $10.1 billion on interprovincial trade. In 2018, Québec registered an overall deficit of $10.8 billion, including a deficit of $20.7 billion on international trade and a surplus of $9.9 billion on interprovincial trade. Québec’s international exports of goods are diversified: in 2019, aircraft and spacecraft had the largest export share, accounting for 11.1% of the total. Nuclear reactors, boilers, machinery and mechanical appliances ranked second with 11.0% and aluminum and articles thereof ranked next with 7.6%. International exports of goods originating from Québec, calculated by the Institut de la Statistique du Québec from data on Canada’s total exports of goods, were $93.5 billion for 2019 compared with $92.4 billion in 2018, an increase of 1.2%.

Increases occurred in the value of exports of electrical or electronic machinery and equipment (19.7%), ores, slag and ash (13.7%), motor vehicles, trailers, bicycles, and motorcycles and other similar vehicles (11.2%), aircraft and spacecraft (6.3%), nuclear reactors, boilers, machinery and mechanical appliances (2.9%) and plastics and articles thereof (0.4%). These increases were partially offset by a decrease in the value of aluminum and articles thereof (-13.2%), copper and articles thereof (-10.4%), paper, paperboard and articles made from these materials (-5.9%), mineral fuels and mineral oils (-5.2%) and wood and articles thereof (-4.5%).

The United States is Québec’s principal international export market, accounting for 71.2% of its international exports of goods in 2019. The balance of international exports is broadly distributed: Europe (12.1%), Asia excluding Middle-East (9.1%), Middle-East (2.1%), and the rest of the world (5.5%). The share of international exports to destinations other than the United States declined from 30.7% in 2009 to 28.8% in 2019.

Québec’s international exports and imports of services are also diversified, as reflected in tables 7 and 8, which include the most recently available data.

TABLE.5

Quebec’s International Exports of Goods
(dollars amounts in millions)

					% of total		% of total
	2015	2016	2017	2018	2018	2019	2019
Aircrafts and Spacecrafts	11,094	9,238	8,976	9,786	10.6	10,407	11.1
Nuclear Reactors, Boilers, Machinery and Mechanical Appliances	7,534	7,727	8,803	9,966	10.8	10,253	11.0
Aluminum and Articles Thereof	7,118	6,541	8,004	8,141	8.8	7,070	7.6
Motor Vehicles, Trailers, Bicycles, Motorcycles and Other Similar Vehicles	4,064	4,293	4,407	4,940	5.3	5,495	5.9
Paper, Paperboard and Articles Made From These Materials	4,994	4,877	4,782	5,374	5.8	5,059	5.4
Ores, Slag and Ash	3,142	2,991	3,195	3,847	4.2	4,375	4.7
Electrical or Electrononic Machinery and Equipment	3,356	3,407	3,335	3,485	3.8	4,171	4.5
Mineral Fuels, Mineral Oils, Bituminous Substances and Mineral Waxes	3,890	3,046	3,521	4,318	4.7	4,093	4.4
Wood and Articles of Wood (Incl. Wood Charcoal)	2,917	3,376	3,588	3,534	3.8	3,374	3.6
Plastics and Articles Thereof	2,599	2,645	2,908	3,020	3.3	3,031	3.2
Copper and Articles Thereof	2,745	2,379	2,870	3,068	3.3	2,748	2.9
Other goods(1)	28,644	29,835	30,904	32,947	35.6	33,420	35.7
TOTAL	82,098	80,355	85,291	92,427	100.0	93,495	100.0

(1) The other goods category represents diverse products or product groups from a broad range of industrial and manufacturing sectors, such as optical,medical, photographic, scientific and technical instrumentation, iron and steel and meat.
Source: Institut de la statistique du Québec, customs basis.

TABLE.6

Quebec's International Imports of Goods
(dollar amounts in millions)

					% of		% of
	2015	2016	2017	2018	total	2019	total
					2018		2019
Motor Vehicles, Trailers, Bicycles, Motorcycles and Other Similar Vehicles	12,936	13,773	16,499	16,710	16.2	17,441	16.6
Nuclear Reactors, Boilers, Machinery and Mechanical Appliances	10,669	10,937	11,658	13,638	13.2	15,728	15.0
Mineral Fuels, Mineral Oils, Bituminous Substances and Mineral Waxes	12,527	9,338	11,092	14,112	13.7	12,467	11.9
Electrical or Electrononic Machinery and Equipment	6,996	7,099	6,729	7,102	6.9	7,319	7.0
Aircrafts and Spacecrafts	3,970	3,376	3,526	4,083	4.0	5,228	5.0
Pharmaceutical Products	1,986	2,544	3,081	2,970	2.9	3,319	3.2
Plastics and Articles Thereof	2,730	2,303	2,533	2,580	2.5	2,677	2.5
Optical, Medical , Photographic, Scientific and Technical Instrumentation	2,570	2,536	2,477	2,527	2.4	2,622	2.5
Inorganic Chemicals and Compounds of Precious Metals and Radioactive Elements	2,160	1,880	2,245	2,672	2.6	2,185	2.1
Furniture, and Stuffed Furnishings; Lamps and Illuminated Signs; Prefabricated Buildings	1,615	1,615	1,804	1,879	1.8	2,024	1.9
Rubber and Articles Thereof	1,758	1,683	1,710	1,749	1.7	1,803	1.7
Other goods(1)	29,794	28,672	30,072	33,146	32.1	32,249	30.7
TOTAL	89,710	85,757	93,426	103,166	100.0	105,062	100.0

(1) The other goods category represents diverse products or product groups from a broad range of industrial and manufacturing sectors, such as beverages, spirits and vinegar, articles of iron or steel and pearls, precious stones or metals, coins and jewellery.
Source: Institut de la statistique du Québec, customs basis.

TABLE.7

Quebec's International Exports of Services
(dollar amounts in millions)

				% of total		% of total
	2013	2014	2015	2015	2016	2016
Wholesale and retail sales	5,464	5,897	7,492	24.5	8,194	25.0
Transportation and related services	5,731	5,991	6,706	21.9	6,946	21.2
Professional services	5,842	6,074	5,318	17.4	5,544	16.9
Finance, Insurance and real estate	3,103	3,206	3,423	11.2	3,677	11.2
Administrative services	2,345	2,629	2,788	9.1	2,912	8.9
Accommodation and food services	1,709	1,965	2,151	7.0	2,564	7.8
Information and cultural services	1,708	1,650	1,592	5.2	1,695	5.2
Health, education and public administration	415	524	616	2.0	715	2.2
Arts, entertainment and recreation services	438	381	466	1.5	529	1.6
Other services	57	52	61	0.2	64	0.2
TOTAL	26,810	28,368	30,613	100.0	32,838	100.0

Source: Statistics Canada, input-output tables.

TABLE.8

Quebec’s International Imports of Services
(dollar amounts in millions)

				% of total		% of total
	2013	2014	2015	2015	2016	2016
Finance, Insurance and real estate	4,535	4,546	4,993	24.5	5,594	25.7
Accommodation and food services	3,320	3,755	3,894	19.1	3,970	18.3
Administrative services	2,412	2,376	2,603	12.8	2,915	13.4
Transportation and related services	2,475	2,559	2,657	13.0	2,840	13.1
Professional services	2,036	2,435	2,405	11.8	2,383	11.0
Information and cultural services	1,631	1,731	1,876	9.2	1,986	9.1
Arts, entertainment and recreation services	896	922	990	4.9	1026	4.7
Health, education and public administration	381	450	543	2.7	555	2.6
Wholesale and retail sales	276	248	213	1.0	258	1.2
Other services	177	201	224	1.1	223	1.0
TOTAL	18,138	19,223	20,399	100.0	21,749	100.0

Source: Statistics Canada, input-output tables.

TABLE.9

Selected Trade Indicators for Québec
(dollar amounts in millions)

	2015	2016	2017	2018	2019
Exports of Goods and Services	182,549	186,448	193,702	208,127	211,136
Exports to other countries	112,947	114,697	120,419	129,922	131,030
Exports of goods to other countries	92,087	92,076	97,254	105,860	106,337
Exports of services to other countries	20,860	22,621	23,165	24,062	24,693
Exports to other provinces	69,602	71,751	73,283	78,205	80,106
Exports of goods to other provinces	36,026	37,395	37,950	39,845	40,171
Exports of services to other provinces	33,576	34,356	35,333	38,360	39,935
Ratio of Exports to Nominal GDP	47.1	46.7	46.2	47.4	46.0
Imports of Goods and Services	195,058	195,961	208,607	218,879	222,192
Imports from other countries	132,970	133,235	141,692	150,610	152,173
Imports of goods from other countries	112,362	111,317	119,147	127,580	128,522
Imports of services from other countries	20,608	21,918	22,545	23,030	23,651
Imports from other provinces	62,088	62,726	66,915	68,269	70,019
Imports of goods from other provinces	24,357	24,121	25,346	25,351	25,224
Imports of services from other provinces	37,731	38,605	41,569	42,918	44,796
Balance of Goods and Services	-12,509	-9,513	-14,905	-10,752	-11,056
Balance with other countries	-20,023	-18,538	-21,273	-20,688	-21,144
Balance with other provinces	7,514	9,025	6,368	9,936	10,087

Sources : Institut de la statistique du Québec and Statistics Canada, balance of payments.

Free Trade Agreements

Canada is a member of the World Trade Organization (“WTO”) and has also signed other trade agreements in order to promote commerce with economic partners. In 1989, the United States and Canada entered into a free trade agreement (“FTA”), which has led to the gradual elimination of tariffs on goods and services between the two countries and to the liberalization of trade in several sectors including energy. The FTA provides for a binding binational review of domestic determinations in anti-dumping and countervailing duty cases and for binational arbitration of disputes between Canada and the United States as to either’s compliance with the FTA or with the rules of the WTO. In 1994, Canada, the United States and Mexico signed a similar free trade agreement, the North American Free Trade Agreement (“NAFTA”), which resulted, with a few exceptions, in the gradual elimination by 2003 of tariffs on goods and services among Canada, the United States and Mexico. In October 2018, Canada, the United States and Mexico entered into an agreement-in-principle on a modernized trade agreement to replace NAFTA. The new agreement, signed on November 30, 2018, called the United States-Mexico-Canada Agreement (“USMCA”) maintains the tariff-free market access from the original NAFTA, and includes updates and new chapters to address modern-day trade challenges and opportunities. All three parties have completed their internal ratification procedures required for the USMCA to enter into force, and notified the other countries. The USMCA will enter into force on July 1, 2020.

In February 2010, the Canada and the United States signed the Agreement on Government Procurement which, notably, provides Canadians with permanent access to U.S. state government procurement commitments in exchange for permanent U.S. access to Canadian provincial and territorial procurement contracts in accordance with the WTO Government Procurement Agreement.

Canada has effective free trade agreements with Chile, Israel, Costa Rica, Peru, the member states of the European Free Trade Association (Norway, Switzerland, Iceland and Liechtenstein), Colombia, Jordan, Panama, Honduras, South Korea, Ukraine and the European Union (“CETA”). The Canada-Ukraine Free Trade Agreement entered into force in August 2017. The CETA entered into force in September 2017.

In March 2018, Canada signed the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”). Canada was joined in signing the CPTPP by Australia, Brunei, Chile, Japan, Malaysia, Mexico, New Zealand, Peru, Singapore, and Vietnam. In December 2018 the CPTPP came into force among seven countries which have ratified the agreement - Canada, Australia, Japan, Mexico, New Zealand, Singapore and Vietnam. Canada also has free trade negotiations with India, Morocco, Japan, Dominican Republic and Singapore. Canada and Costa Rica have ongoing negotiations to modernize and broaden their Free Trade Agreement.

Softwood Lumber Dispute For many years, U.S. forest products interests including lumber producers and various labor unions have pursued allegations that softwood lumber imports from Canada were subsidized by the federal and provincial governments. In 2006, the U.S. and Canada entered into the Softwood Lumber Agreement (“SLA”).

In accordance with Article XVIII of the SLA, the United States undertook not to initiate trade actions under its domestic legislation in respect of Canadian softwood lumber for a period of 12 months following the expiration of the SLA. This “stand-still” period expired in October 2016.

In November 2016, the U.S. Lumber Coalition filed a petition with the U.S. Department of Commerce (“DOC”), seeking the imposition of duties on certain softwood lumber products imported from Canada. The DOC initiated an investigation and in November 2017, published its final determinations for antidumping and countervailing duties to be applied to Canadian softwood lumber exports. The final antidumping duties are currently in force and range from 3.20% to 7.28% for investigated companies, Resolute Forest Products (which operates in Québec) having the lowest rates at 3.20%. For all non-investigated Canadian companies, the final antidumping duties are set to 6.04%. Final countervailing duties range from 13.24% to 17.99% for investigated companies, Resolute Forest Products having a rate of 14.70%. For all non-investigated Canadian companies, the final countervailing duties are set at 14.19%, except for New Brunswick’s J.D. Irving Limited which volunteered as a respondent and has a rate of 3.34%. Canada is contesting the imposition of duties by the U.S. under chapter 19 of NAFTA and under the dispute resolution process of the WTO. Quebec supports the efforts of the Canadian federal government to finding a negotiated solution to the Softwood Lumber Dispute, through the conclusion of a new Softwood Lumber Agreement.

In February 2020, the DOC announced the preliminary determination of its first administrative review of the lumber investigation. If confirmed in the final determination, due in August 2020, the average Canadian rate will be reduced from 20.23% to 8.21%. However, for Resolute Forest Products, the combined rate will fall to 15.84% (14.66% countervailing duties and 1.18% antidumping duties).

In parallel with duties applied on softwood lumber exports, in January 2018, the DOC also published preliminary countervailing duties rates to be applied to Canadian uncoated groundwood paper exports, and in March 2018, the DOC announced preliminary antidumping duties, applicable only to one company. Following a decision by the United States International Trade Commission, U.S. duties on uncoated groundwood paper exports were removed in August 2018. Duties paid by all Canadian paper exporters have since been refunded.

Duties applied on aluminum and steel exports In March 2018, U.S. administration, following the findings of a DOC investigation into the impact of aluminum and steel imports on national security, announced tariffs of 10% on certain imports of aluminum and 25% on certain U.S. steel imports. Some U.S. allies, including Canada, Mexico and the European Union, were initially exempted from tariffs, but in June 2018, the exemption was withdrawn.

In response, the Canadian federal government announced up to $2-billion in financial assistance to the steel and aluminum sectors, while announcing $16.6-billion in retaliatory tariffs on imports of U.S. steel, aluminum and other products, which came into effect in July 2018.

In May 2019, the Canada and United States reached an agreement whereby Canada was exempted from the US’ tariffs on steel and aluminum and Canada removed its retaliatory tariffs on imports from the U.S.

GOVERNMENT FINANCES

Financial Administration

The Minister of Finance is responsible for the general administration of Government finances. The Financial Administration Act and the Balanced Budget Act govern the management of public funds in Québec and the Public Administration Act governs the management of the Government’s financial, human, physical and informational resources.

The Minister of Finance also manages the Generations Fund, which was established in June 2006 pursuant to the Act to reduce the debt and establish the Generations Fund in order to reduce the Government’s debt burden.

The Government adopts Orders in Council that authorize the Minister of Finance to conclude financial contracts, including those pertaining to the Government’s borrowings. The Conseil du trésor adopts the accounting policies that the Minister of Finance develops and proposes.

Government accounts are maintained according to the accrual accounting method in accordance with CPA Canada’s Public Sector Accounting Standards. The Government’s fiscal year ends on March 31. The Auditor General of Québec is responsible for auditing the Government’s consolidated financial statements and reporting each year on them to the National Assembly. Quebec’s Consolidated Revenue Fund consists of all money received or collected from any source over which the Parliament has the power of appropriation. Appropriations from the Consolidated Revenue Fund and the consolidated budget are published at the beginning of each fiscal year.

The Government reports on a fully consolidated basis. The Government’s consolidated financial statements include the financial operations of the National Assembly, the persons that it designates, Government departments and all bodies, funds and enterprises under the Government’s control.

The consolidated transactions are broken down into “budgetary,” “non-budgetary” and “financing” transactions.

  Budgetary transactions include:

    revenues comprising taxes, fees, permits, the net results of Government enterprises, federal government transfers and miscellaneous sources; and

    all expenditures including transfer expenditures, remuneration and debt service.

  Non-budgetary transactions include changes in the investments, loans and advances granted by the Government, mainly to its own enterprises, changes in the Government’s capital investments, changes in the liabilities of retirement plans and changes in other accounts.

  Financing transactions include changes in the cash balance, changes in net borrowings, changes in the Retirement Plans Sinking Fund and funds intended for other employee future benefits and changes in the Generations Fund.

The Balanced Budget Act is intended to ensure that the Government maintains, on a multi-year basis, a balanced budget and it establishes the applicable rules in the case of a surplus or an overrun.

According to the Balanced Budget Act, if an overrun of less than $1 billion is recorded for a fiscal year, the Government must achieve an equivalent surplus in the next fiscal year. If, however, the overrun stems from exceptional circumstances stipulated in the Act and totals at least $1 billion, such overrun may be offset within a period of up to five years.

The Balanced Budget Act also provides for a stabilization reserve that facilitates the Government’s multi-year budget planning. The stabilization reserve consists of the surplus for each fiscal year and it is used as a priority to maintain a balanced budget and, secondarily, for payment of sums into the Generations Fund.

  Consolidated Financial Transactions

  The following table summarizes the Government’s consolidated financial transactions for the three fiscal years ended March 31, 2019, the preliminary data for Fiscal 2020 and budget forecasts for Fiscal 2021, presented in Budget 2020-2021.

  The budget forecasts, having been prepared earlier, do not reflect any impacts of the COVID-19 pandemic or the measures put in place by the Government to face this crisis.

  TABLE.10

  Consolidated Financial Transactions Year ending March 31(1)
  (dollar amounts in millions)

					Preliminary		Forecast
	2017	2018	2019		Results 2020	(2)	2021
Budgetary transactions
Own-source revenue	82,903	85,919	91,626		92,846		95,603
Federal transfers	20,179	22,485	23,120		25,097		25,692
Total consolidated revenue	103,082	108,404	114,746		117,943		121,295
Expenditure	-89,298	-94,272	-97,744		-104,962		-110,300
Debt service	-9,422	-9,217	-8,722		-7,845		-8,266
Total consolidated expenditure	-98,720	-103,489	-106,466		-112,807		-118,566
Estimated losses on the CSeries investment	-	-	-		-603		-
Contingency reserve	-	-	-		-		-
Surplus (deficit) within the meaning of the public accounts	4,362	4,915	8,280		4,533		2,729
Deposits of dedicated revenues in the Generations Fund(3)	-2,001	-2,293	-3,477		-2,633		-2,729
Budgetary balance within the meaning of the Balanced Budget Act	2,361	2,622	4,803		1,900		-
Deposits of dedicated revenues in the Generations Fund	2,001	2,293	3,477		2,633		2,729
Surplus (deficit) within the meaning of the public accounts	4,362	4,915	8,280		4,533		2,729
Non-budgetary transactions
Investments, loans and advances	-2,527	-1,859	-1,296		-1,841		-2,737
Fixed Assets	-1,664	-1,997	-2,740		-3,474		-3,466
Retirement plans	3,102	3,340	2,951		3,321		3,383
Other accounts(4)	2,475	112	104		2,657		-932
Non-budgetary transactions	1,386	-404	-981		663		-3,752
Net financial requirements	5,748	4,511	7,299		5,196		-1,023
Financing transactions
Change in cash position(5)	-2,029	-685	1,382		48		6,309
Net borrowings(6)	3,482	4,551	-6,712		2,487		3,544
Retirement Plans Sinking Fund(7) and funds dedicated to other employee future benefits(8)	-5,200	-6,084	-6,492		-7,098		-6,101
Generations Fund	-2,001	-2,293	4,523	(9)	-633	(9)	-2,729
TOTAL FINANCING TRANSACTIONS	-5,748	-4,511	-7,299		-5,196		1,023

  (1) Fiscal 2017, 2018, 2019 and 2020 data have been reclassified to be on the same budgetary structure as Fiscal 2021, as in Budget 2020-2021.
  (2) The Preliminary Results 2020 are based on financial information presented as at March 31, 2020 in the Budget 2020-2021, which was released on March 10, 2020. These preliminary results are subject to change and do not take into account the impacts of the COVID-19 pandemic.
  (3) The Generations Fund was created in June 2006 by the adoption of the Act to reduce the debt and establish the Generations Fund and is a separate entity from the General Fund. This Act establishes the fund as a permanent tool for reducing the debt burden. In addition, it stipulates that the sums accumulated in the Generations Fund are dedicated exclusively to repaying the debt.
  (4) Includes year-to-year changes in accounts payable and receivable, cash on hand and outstanding bank deposits and checks.
  (5) A positive number indicates a net decrease in cash.
  (6) Represents mainly new borrowings of $27,188 million, $19,766 million, $16,347 million, $19,229 million and $7,316 million for each of Fiscal 2017 through 2021, respectively, less repayment of borrowings.
  (7) This sinking fund receives amounts to be used to cover retirement benefits payable by the Government under the public and parapublic sector retirement plans. The investment income of this fund is reinvested in it and applied against the interest on the actuarial obligation (see “Consolidated Non-Budgetary Transactions Relating to Retirement Plans”).
  (8) These funds receive amounts used to cover employee’s future benefits (accumulated sick leave and survivor’s pension) payable to Government’s employees.
  (9) Includes the use of $8 billion in Fiscal 2019 and $2 billion in Fiscal 2020 to repay borrowings.

  2019-2020 Preliminary results

  The preliminary data for Fiscal 2020 indicates a budgetary surplus of $1.9 billion, compared to a balanced budget forecasted in March 2019.

  Consolidated revenue for Fiscal 2020 is now expected to be $2.3 billion higher than forecasted in March 2019. Own-source revenue excluding revenue from government enterprises is adjusted upward by $2.2 billion owing, primarily to the stronger-than-anticipated economy which affected almost all revenue sources, particularly personal income tax, duties and permits and miscellaneous revenue. The $85 million decrease in revenue from Government enterprises includes a decrease in the results of Hydro-Québec, partly due to a drop in sales on the Québec market and lower energy prices on export markets, and an increase in the results of Loto-Québec in all of its activity sectors. The $173 million increase in federal transfers is primarily attributable to the reimbursement of expenditures related to asylum seekers.

  Consolidated expenditure is expected to be $227 million lower than forecast in March 2019. Savings on debt service due to lower than-expected interest rates, improvement of the budgetary situation and the higher-than-anticipated return on the Retirement Plans Sinking Fund, coupled with funds that became available in expenditure, have made it possible to implement new initiatives in the November 2019 Update on Québec’s Economic and Financial Situation and in Budget 2020-2021.

  TABLE.11

  Summary of revisions for fiscal year 2020 since Budget 2019-2020
  (dollar amounts in millions)

	Budget 2019-2020	Revisions	Budget 2020-2021
Own-source revenue
Own-source revenue excluding government enterprises	85,936	2,217	88,153
Government enterprises	4,778	-85	4,693
Total own-source revenue	90,714	2,132	92,846
Federal transfers	24,924	173	25,097
Total consolidated revenue	115,638	2,305	117,943
Expenditure	-104,038	-924	-104,962
Debt service	-8,996	1,151	-7,845
Total consolidated expenditure	-113,034	227	-112,807
Contingency reserve	-100	100	-
Estimated losses on the CSeries investment	-	-603	-603
Deposits of dedicated revenues in the Generations Fund	-2,504	-129	-2,633
Budgetary balance within the meaning of the Balanced Budget Act(1)	-	1,900	1,900

  (1) Budgetary balance within the meaning of the Balanced Budget Act, after use of the stabilization reserve, where applicable.

  2020-2021 Forecast - Budget 2020-2021

  In Budget 2020-2021, the Government maintains a balanced budget for Fiscal 2021. The 2020-2021 forecast, having been prepared earlier, does not reflect the impacts of the COVID-19 pandemic or the measures put in place by the Government to face this crisis, discussed below under “Impacts of COVID-19 pandemic”. Total consolidated revenue is forecast at $121.3 billion, a 2.8% increase over Fiscal 2020. Excluding revenue from Government enterprises, own-source revenue is forecast at $90.8 billion, a 3.0% increase in relation to Fiscal 2020. This growth reflects primarily the anticipated change in economic activity and the impact of the measures implemented in recent years to ease the tax burden. Revenue from Government enterprises is estimated at $4.8 billion, a 2.6% increase partly attributable to the anticipated results of Hydro-Québec resulting from the forecasted increase in net exports of electricity and demand in Québec, which are partially offset by the rate freeze. Own-source revenue accounts for nearly 80% of total revenue. Federal transfers are expected to increase by 2.4% to $25.7 billion in Fiscal 2021.

  Consolidated expenditures are expected to total $118.6 billion for Fiscal 2021, 5.1% higher than preliminary data for Fiscal 2020. Expenditures excluding debt service will increase by 5.1%, to $110.3 billion. Growth in spending stems primarily from an increase in spending for the “Health and social services” and “Education and culture” missions. The expenditures-to-GDP ratio is forecast to stand at 24.8% in Fiscal 2020. Debt service is forecast to increase by 5.4% to $8.3 billion owing mainly to the anticipated increase in interest rates and capital investments. The portion of consolidated revenue allocated to consolidated debt service is forecast to decrease 6.8% in Fiscal 2021.

  Accounting Standard

  A new accounting standard came into force on April 1, 2012 and has been applied since Fiscal 2013. The Minister of Finance, who is responsible for the preparation of the Government’s public accounts, and the Auditor General of Québec, who audits the accounts, have issued differing opinions concerning the interpretation of the revised standard.

  Transfer payments from the Government are intended to provide financial assistance to municipalities and to certain universities to fund capital projects. Financial assistance is generally paid to the municipalities over 20 years and to the universities over 25 years. In accordance with the applicable legislation and financial assistance agreements concluded with each of the beneficiaries, the payments are subject to annual approval by Parliament through appropriation acts.

  For previous fiscal years, the Government presented such financial assistance as contractual obligations (in the notes and appendices of the Government’s public accounts) until the transfer payments pertaining to such assistance were authorized by an appropriation act during a fiscal year. The payments were then recorded as expenditures. The Minister of Finance believes that the revised standard does not entail any change in the accounting treatment of such financial assistance. The four largest independent firms of chartered professional accountants have validated this interpretation.

  The Auditor General believes however that the financial assistance should be recorded as expenditures as soon as the eligible work has been carried out or the capital investments have been acquired for a project.

  According to the estimate that the Auditor General of Québec presented in his report on the Government’s consolidated financial statements for fiscal 2019, this interpretation would have implied, as at March 31, 2019, the inclusion of $11.9 billion in the net debt and the debt representing accumulated deficits, and additional expenditures of $0.4 billion in 2018-2019.

  The Ministère des Finances du Québec reaffirms its interpretation of the standard regarding the authorization of a transfer expenditure.

  Economic Assumptions

  The projections in Budget 2020-2021 reflect the following assumptions regarding the economy of Québec for 2020 (having been prepared earlier, these assumptions do not reflect any impacts of the COVID-19 pandemic or steps taken by the Government to address it).

  TABLE.12

  Economic Assumptions included in Budget 2020-2021
  (in percentage)

Percentage Change over 2019
GDP
At current markert prices	4.1
In chained 2012 dollars	2.0
Household income	4.6
Business non-residential capital expenditures (2012 prices)	2.6
International exports (2012 prices)	2.1
Household Consumption (2012 prices)	1.9
Labor force	0.8
Employment	0.9
Average Rate
Unemployment rate	5.0

  Note: Economic assumptions, such as those included in the table above and in all amendments to this report, are developed by Québec and are a necessary part of the budget process. Actual results may differ materially from these assumptions.
  Source: Ministère des Finances du Québec.

  Consolidated Revenue

  The following table shows consolidated revenue, in particular own-source revenue and federal transfers by source.

  TABLE.13

  Consolidated Revenue Year ending March 31(1)
  (dollar amounts in millions)

				Preliminary		Forecast	% of total
	2017	2018	2019	Results 2020	(2)	2021	2021
Income and property taxes
Personal income tax	29,231	29,528	31,773	33,502		35,435	29.2%
Contributions to the Health Services Fund	5,969	6,221	6,359	6,593		6,896	5.7%
Corporate taxes	7,480	8,142	9,183	8,712		8,530	7.0%
School property tax	2,169	2,243	1,853	1,556		1,349	1.1%
	44,849	46,134	49,168	50,363		52,210	43.0%
Consumption taxes
Retail sales	15,288	16,447	17,117	18,214		19,019	15.7%
Fuel	2,336	2,234	2,247	2,281		2,308	1.9%
Tobacco	1,045	1,014	995	958		943	0.8%
Alcoholic beverages	623	634	634	636		643	0.5%
Cannabis	-	-	8	29		48	0.0%
	19,292	20,329	21,001	22,118		22,961	18.9%
Revenue from government enterprises(3)
Hydro-Québec	2,412	2,414	2,768	2,175		2,275	1.9%
Loto-Québec	1,206	1,310	1,383	1,362		1,372	1.1%
Société des alcools du Québec	1,086	1,114	1,147	1,194		1,222	1.0%
Other	195	255	250	-38		-55	0.0%
	4,899	5,093	5,548	4,693		4,814	4.0%
Duties and permits	3,302	4,010	4,361	4,512		4,643	3.8%
Miscellaneous	10,561	10,353	11,548	11,160		10,975	9.0%
Total own source revenue	82,903	85,919	91,626	92,846		95,603	78.8%
Federal transfers
Equalization	10,030	11,081	11,732	13,124		13,253	10.9%
Health transfers	5,946	6,096	6,306	6,463		6,768	5.6%
Transfers for post-secondary education and other social programs	1,635	1,648	1,596	1,516		1,581	1.3%
Other programs	2,568	3,660	3,486	3,994		4,090	3.4%
Total federal transfers	20,179	22,485	23,120	25,097		25,692	21.2%
TOTAL CONSOLIDATED REVENUE	103,082	108,404	114,746	117,943		121,295	100.0%

  (1) Fiscal 2017, 2018, 2019 and 2020 data have been reclassified to be on the same budgetary structure as Fiscal 2021, as in Budget 2020-2021.
  (2) The Preliminary Results 2020 are based on financial information presented as at March 31, 2020 in Budget 2020-2021, which was released on March 10, 2020. These preliminary results are subject to change and do not take into account the impacts of the COVID-19 pandemic.
  (3) Includes the dividends declared and the changes in surpluses or deficits accumulated by Government enterprises, which are consolidated with a corresponding revaluation of the investment held by the Government. The declared dividends were $4,274 million, $4,126 million and $4,451 million for each of Fiscal 2017 through 2019, respectively, and are expected to be $4,216 million for Fiscal 2020 and $ 3,986 million for Fiscal 2021 after transfer to the Generations Fund.

  Taxes. The Government and the Government of Canada share the power to levy personal income tax in Québec. The Government levies and collects personal income tax at rates ranging from 15% to 25.75%, in four tax brackets. However, to take into account specific needs of some individuals, like vulnerable people and seniors, or to improve work incentives, the Québec tax system includes various fiscal measure that can reduce income tax or increase the disposable income of an individual.

  For example, to make the work effort more attractive, the Government has implemented the refundable work premium tax credit, the fiscal shield, the refundable tax credit for childcare expenses and the tax credit for career extension.

  In Québec, businesses are subject to taxes on profits and on total payroll. The tax rate applied to corporate profits was reduced from 11.6% to 11.5% as of January 1, 2020. Small and medium-sized enterprises (“SMEs”) benefit from a reduced tax rate of 5% that applies to the first $500,000 of income of an eligible enterprise, which will be reduced to 4% as of January 1, 2021. The tax rate applicable to SMEs in the primary and manufacturing sectors is 4%.

  The Québec system of taxation of corporate profits makes provision for incentives for scientific research and experimental development such as the 30% tax credit granted on the remuneration paid by SMEs in conjunction with such activities. Eligible enterprises in the manufacturing sector that market a product that incorporates a patent protecting an invention developed in Québec also benefit from a reduction of their tax rate from 11.5% to 4% on their income attributable to the patent. As of January 1, 2021, this measure will be replaced by the incentive deduction for the commercialization of innovation that will allow income from the commercialization of intellectual propreties to be taxed at an effective rate of 2.0%, a reduction of 9.5 percentage points compared to the general rate. In addition, the Québec system of taxation provides measures seeking to promote investment and enhance productivity, such as the investment and innovation tax credit (C3i), a new measure that benefits businesses in all sectors of activity for their acquisitions made before January 1, 2025 relating to manufacturing and processing equipment, computer hardware and management software packages. The tax credit is determined according to the location and the economic vitality index of the area where the investments are made and the rate varies from 10% to 20%. Other measures to promote investment and enhance productivity are also in place such as the increase to 100% in the depreciation rate and the implementation of a new permanent additional capital cost allowance of 30% in respect of computer hardware, manufacturing and processing equipment, clean energy generation equipment and intellectual property, and the introduction of enhanced depreciation allowing businesses to deduct up to three times the usual accelerated capital cost allowance in the year of acquisition in respect of all other types of investment.There is also the tax holiday for large investment projects which allows eligible businesses to receive a tax holiday on their income and on their contribution to the Health Services Fund (“HSF”); the tax holiday is equivalent to a maximum of 15% of their investments, spread over a maximum period of 15 years. Its eligibility period has been extended until December 31, 2024. In addition, the Government will introduce on January 1, 2021, the synergy capital tax credit, a tax credit aimed at encouraging established businesses to invest in the share capital of Québec innovative SMEs. Businesses that invest in an eligible SME will be able to claim a non refundable tax credit equivalent to 30% of the value of their eligible investment.

  A tax on the total payroll is applied to fund the HSF. The tax rate is 1.65% for corporations with total payrolls of $1 million or less. For SMEs in the primary and manufacturing sectors, the tax rate is 1.25%. The rate rises proportionally for corporations with total payrolls between $1 million and $6 million, to 4.26% for corporations with total payrolls of $6 million or more. The payroll threshold giving entitlement to the reduced HSF contribution rate for SMEs will gradually rise from $6 million currently to $7 million as of January 1, 2022, and then be adjusted annually for 2023 and subsequent years based on growth in wages. Until the end of 2020, a contribution holiday to the HSF is being offered to SMEs that hire new specialized workers in the natural and applied sciences sector. Starting in 2019, SMEs from all sectors of activity which hire or retain workers aged 60 and over can benefit from a reduction in Québec payroll contributions related to wages paid to such employees; the reduction can be up to a maximum of $1,250 per worker aged 60 to 64 and $1,875 per worker aged 65 and over.

  The school boards levy the school property tax, which must be devoted to the provision of educational services. The Government imposes limits on school boards concerning the revenue that can be generated and the tax rate applied. The tax rate set by the school boards may not exceed $0.35 per $100 of standardized property assessment, and the total revenue may not exceed a maximum amount that the Government determines each year. From July 2018 to June 2019, the school property tax rate is set on a regional basis and equal to the lowest effective tax rate in that region in 2017-2018 (subject to the Government imposed limits). Moreover, a basic exemption on the first $25,000 of the value on the property assessment roll, taxable under school property tax, has been established. Starting in July 2019, school property tax rates are gradually being standardized to a single tax rate across Québec, with that single rate being based on the lowest effective rate in 2018-2019. Since July 2018, the modifications to the school tax system have reduced significantly the school property tax for all taxpayers.

  The Québec sales tax (“QST”) is a multi-stage value-added tax that applies uniformly to each stage in the production and marketing of goods and services. A mechanism makes provision for the refund of taxes paid on inputs during different stages of production to eliminate multiple taxation. However, large businesses can obtain only a partial refund of taxes on inputs for energy, telecommunications, road vehicles weighing less than 3,000 kg, gasoline used in these vehicles, and meals and entertainment expenses. The rate of the QST is currently set at 9.975%.

  Under the terms of the March 2012 Canada-Quebec Comprehensive Integrated Tax Coordination Agreement, since January 1, 2018, Québec has been gradually allowing large businesses to obtain a tax refund on inputs on a number of goods and services that are subject to restrictions. A full tax refund will be available for large businesses as of January 1, 2021.

  The government has made it a priority to put more money back in the pockets of Quebecers. Taking into account the additional reduction in school tax rates announced in Budget 2020-2021, close to $12 billion is intended to be given back to Quebecers over six years.

  Federal Transfers. Federal transfer revenues consist of revenues from the federal government paid to Québec pursuant to the Federal-Provincial Fiscal Arrangements Act, and revenue from other programs under bilateral agreements. They include mainly equalization and revenue from the Canada Health Transfer (CHT) and the Canada Social Transfer (CST). The equalization envelope grows in pace with Canada's nominal GDP. Provinces whose capacity to generate revenue (fiscal capacity), in dollars per capita, is below the average of the ten provinces receive equalization payments. They therefore have, after equalization, a fiscal capacity equivalent to the average of the ten provinces to provide public services.

  The federal government contributes to provincial spending on health, post-secondary education and other social sectors mainly through the Canada Health Transfer (CHT) and the Canada Social Transfer (CST). The CHT has grown in pace with Canada's nominal GDP, subject to a floor of 3% per year, since 2017-2018. The CST increases by 3% per year.

  Other federal transfers generally represent cost-sharing agreements for different provincial programs that relate, among other things, to the labor market, immigration and education.

  Consolidated Expenditure

  The following table presents the consolidated expenditure by mission and debt service.

  TABLE.14

Consolidated expenditure by mission
Year ending March 31(1)
(dollar amounts in millions)
				Preliminary		Forecast	% of Total
	2017	2018	2019	Result 2020	(2)	2021	2021
Health and Social Services	38,738	40,176	41,522	44,124		46,562	39.3%
Education and Culture	21,917	22,814	23,887	25,517		26,989	22.8%
Economy and Environment	12,358	14,456	14,730	16,205		16,683	14.1%
Support for Individuals and Families	9,585	9,816	10,095	10,899		11,413	9.6%
Administration and Justice	6,700	7,010	7,510	8,217		8,653	7.3%
Expenditure	89,298	94,272	97,744	104,962		110,300	93.0%
Debt service:
Direct debt service	7,218	7,468	7,431	6,944		7,639	6.4%
Interest ascribed to the retirement plans and employee future benefits	2,204	1,749	1,291	901		627	0.5%
Total debt service	9,422	9,217	8,722	7,845		8,266	7.0%
TOTAL CONSOLIDATED EXPENDITURE	98,720	103,489	106,466	112,807		118,566	100.0%

  (1) Fiscal 2017, 2018, 2019 and 2020 data have been reclassified to be on the same budgetary structure as Fiscal 2021, as in Budget 2020-2021.
  (2) The Preliminary Results 2020 are based on financial information presented as at March 31, 2020 in Budget 2020-2021, which was released on March 10, 2020. These preliminary results are subject to change and do not take into account the impacts of the COVID-19 pandemic.

  Health and Social Services.

  The Health and Social Services mission consists primarily of the activities of the health and social services network and the programs administered by the Régie de l’assurance maladie du Québec.

  Expenditures are expected to total $46.6 billion in Fiscal 2021. These expenditures will raise spending by health institutions to a level that enables them to improve care access and quality, support the autonomy of seniors living at home and in residential and long-term care centers and reduce waiting lists and focus on health prevention.

  Education and Culture.

  The Education and Culture mission consists primarily of the activities of the education networks, student financial assistance, programs in the cultural sector and immigration-related programs.

  Expenditures are expected to total $27.0 billion in Fiscal 2021. Expenditures anticipated in Budget 2020-2021 will be used, in particular, to enhance support for students throughout their school career, to increase the higher education graduation rate and to provide better financial support for students. The expenditures will also cover the funding in educational infrastructure to, among other things, enhance the overall state of assets, expand educational facilities and implement the digital strategy.

  Economy and Environment.

  The Economy and Environment mission primarily includes programs related to economic development, employment assistance measures, international relations, the environment and infrastructure support.

  Expenditures are expected to total $16.7 billion in Fiscal 2021. This increase will address the challenges facing the Québec economy, in particular to foster economic development in all regions,

  stimulate research and innovation, promote entrepreneurship, ensure financing for growing businesses and encourage business investment.

  Support for Individuals and Families.

  The Support for Individuals and Families mission primarily includes last resort financial assistance, assistance measures for families and seniors, and certain legal aid measures.

  Expenditures are expected to total $11.4 billion in Fiscal 2021.

  Administration and Justice.

  The Administration and Justice mission consists of the activities of the Legislature, central bodies and public security, as well as administrative programs.

  Expenditures are expected to total $8.7 billion in Fiscal 2021.

  Debt service. Expenditures are expected to increase by 5.4% in Fiscal 2021 compared with Fiscal 2020. This increase is principally attributable to the anticipated increase in interest rates and public infrastructure investments.

  Government Employees and Collective Unions

  In its Budget 2020-2021, published on March 10, 2020, the Government planned to spend $49.6 billion for the remuneration of its employees, including health and educational workers.

  The Government’s wage agreements for approximately 550,000 unionized government employees expired on March 31, 2020. In December 2019, the Government made public its financial framework for negotiations which provides for a 9 % increase in the Government’s payroll costs over 5 years. Offering quality services to a wide range of clients, in a context in which the Government has pledged to maintain the budget balanced remains the central factor in the Government's choices. Therefore, the Government’s view is that annual increase in remuneration expenditures should follow expected inflation. Negotiations are ongoing.

  In December 2019, the Government reached an agreement with the Fédération des médecins spécialistes du Québec (FMSQ) to reduce the remuneration of specialist physicians by a total of $1.6 billion over 4 years. The recurring reduction from 2023 and onward is worth $560 million a year.

  Consolidated Non-Budgetary Transactions

  The following table shows the distribution of consolidated non-budgetary transactions.

  TABLE.15

  Non-Budgetary Transactions(1) Year ending March 31(2)
  (dollar amounts in millions)

				Preliminary		Forecast
	2017	2018	2019	Results 2020	(3)	2021
Investments, loans and advances
Government enterprises
Shares and investments	-201	-	-	- 100		- 100
Change in the equity value of investments(4)	-461	-534	-625	82		-175
Loans and advances	149	35	55	-		-
Total Government enterprises	-513	-499	-570	-18		-275
Individuals, corporations and others	-1,456	-203	-1,359	-69		-1,013
Consolidated entities	-558	-1,157	633	-1,754		-1,449
Total investments, loans and advances	-2,527	-1,859	-1,296	-1,841		-2,737
Fixed assets
Net investments	-5,531	-5,921	-6,772	-7,677		-7,840
Depreciation	3,867	3,924	4,032	4,203		4,374
Total fixed assets	-1,664	-1,997	-2,740	-3,474		-3,466
Retirement plans
Cost of vested benefits, amortizations and contributions(5)	3,230	3,704	3,382	3,005		3,033
Interest on the actuarial obligation(6)	6,078	6,444	6,680	6,659		6,811
Benefits, contributions, repayments and administrative expenses	-6,206	-6,808	-7,111	-6,343		-6,461
Total retirement plans(7)	3,102	3,340	2,951	3,321		3,383
Other accounts	2,475	112	104	2,657		-932
TOTAL NON-BUDGETARY TRANSACTIONS	1,386	-404	-981	663		-3,752

  (1) A negative entry indicates a financial requirement and a positive entry indicates a source of financing.
  (2) Fiscal 2017, 2018, 2019 and 2020 data have been reclassified to be on the same budgetary structure as Fiscal 2021, as in Budget 2020-2021.
  (3) The Preliminary Results 2020 are based on financial information presented as at March 31, 2020 in Budget 2020-2021, which was released on March 10, 2020. These preliminary results are subject to change and do not take into account the impacts of the COVID-19 pandemic.
  (4) Change in accumulated surpluses or deficits (i.e., change in net income (loss) after declared dividends to the Government).
  (5) The Government covers costs at a rate of 50% for years of service since July 1, 1982 for the RREGOP and since January 1, 2001 for RRPE (See below - “Retirement Plans”). For most of the other plans, the Government covers the difference between the cost of each plan and the contributions paid by participants (cost-balance pension plans). For years of service accumulated as of January 1, 2000, pension benefits will be adjusted based on the higher result of the following two calculations: inflation less 3% or half the inflation rate. Previously, pension benefits for years of service accumulated between 1982 and 1999 inclusive were adjusted by the inflation rate less 3%. Benefits for years of service accumulated before 1982 were adjusted by the inflation rate.
  (6) Doesn't take into account the income from the Retirement Plans Sinking Fund of $3,361 million, $4,247 million, $4,927 million and $5,561 million for each of Fiscal 2017 through 2020, respectively. The income for Fiscal 2021 is expected to be $5,966 million.
  (7) The retirement plans’ liability, excluding the Retirement Plans Sinking Fund estimated at $81.3 billion, is estimated at $99.7 billion for Fiscal 2019, consisting of $82.1 billion in respect of RREGOP and RRPE and $17.6 billion in respect of the other public sector plans. The liability for other plans takes into account the assets of these plans. These liabilities are estimated in accordance with the method recommended by the Public Sector Accounting and Auditing Board of CPA Canada.

  Investments, Loans and Advances. Investments, loans and advances represent capital contributions, loans or advances made to Government enterprises and bodies, municipalities, private corporations and individuals. Investments represent mainly equity transactions by the Government in its enterprises and also reflect the Government’s share in profits and losses of enterprises in which the Government holds capital stock. Loans and advances are repayable to the Government, although not all repayment schedules have been set (see “Government Enterprises and Bodies”).

  Fixed Assets. The Government records fixed assets and depreciates them over their useful life. Fixed assets consist of acquisitions and dispositions and the cost of depreciation of the recorded value of these fixed assets.

  Retirement Plans. Retirement plans include transactions relating to the public sector retirement plans administered by the Government. The Government and Public Employees Retirement Plan (Régime de retraite des employés du gouvernement et des organismes publics or “RREGOP”) was established by the Government in 1973 for civil servants, teachers and employees in health and social services who opted to join the plan and all those who were hired after June 30, 1973. The Pension Plan for Management Personnel (Régime de retraite du personnel d’encadrement or “RRPE”) covers management and comparable personnel since January 1, 2001. Until then, those employees had participated in the RREGOP, RREGOP and RRPE covered 579,865 employees and other plans covered 18,982 employees as of December 31, 2018.

  The Government accounts for its contributions (including those for current services and interest on the actuarial obligation for the plans) as a budgetary expenditure. This expenditure takes the form of provisions and is not generally a cash expenditure in the year. Accordingly, the impact of these contributions is to increase the budgetary deficit without affecting net financial requirements, since they are offset by an equal amount in non-budgetary transactions. The portion of benefits and other payments that are the responsibility of the Government are a claim on, and are payable out of, the Consolidated Revenue Fund.

  In Fiscal 1994, the Government created the Retirement Plans Sinking Fund (“RPSF”). Managed by the Caisse, the RPSF consists of a cash reserve that will eventually be used for paying the retirement benefits of public sector employees. In December 1999, the Government announced that it would accelerate its deposits to the RPSF to ensure that by 2020 the sums accumulated in this fund would be equal to 70% of the Government’s actuarial obligations with respect to the retirement plans of public sector employees, as shown in the Public Accounts. This objective was reached earlier than anticipated, as this proportion was 78% as of March 31, 2019.

  Sums will continue to be accumulated in the RPSF so as to continue reducing the gap that exists between the Government’s obligations in regard to the retirement plans of public sector employees and the sums it holds to meet these obligations.

  Other Accounts. The transactions related to other non-budgetary accounts reflect, notably, year-to-year changes in accounts payable and receivable, cash on hand and outstanding bank deposits and checks. These accounts normally fluctuate according to the overall volume of financial transactions. They may be subject to significant variations from year to year since they depend on the coordination of collection and disbursement transactions.

  The following table shows Québec’s financial assets and liabilities.

  TABLE.16

  Québec's Financial Assets and Liabilities Year ending March 31
  (dollar amounts in millions)

	2018	2019
Financial Assets(1)	87,262	81,643
Liabilities(2)	263,805	254,201
Government Guaranteed Debt(3)	43,160	43,054

  (1) Financial assets include cash, short-term investments, accounts receivable, inventories and other assets intended for sales, portfolio investments, investment in government enterprises, interests in government business partnerships, loans, the Generations Fund and deferred expenses related to debts. Short-term investments, which include Banker’s acceptances, notes, Treasury bills, deposit certificates, term deposit, bonds, and other similar instruments equalled, as at March 31, 2019, $9,599 million compared to $11,355 million as at March 31, 2018.
  (2) Liabilities are comprised of accounts payable and accrued expenses, deferred revenue, other liabilities, pension plans and other employee future benefits, debt before deferred foreign exchange gains (losses) and deferred foreign exchange gains (losses).
  (3) See “Public Sector Debt - Guaranteed Debt”.

  Impacts of COVID-19 pandemic

  On March 11, 2020, the World Health Organization declared the outbreak of a strain of novel coronavirus disease, COVID-19, a global pandemic. Governments in affected areas have imposed a number of measures designed to contain the outbreak, including business closures, travel restrictions, quarantines and cancellations of gatherings and events. The Québec Government declared a public health emergency on March 13, 2020 and further ordered the closing, from March 25 and until May 4, 2020 of all non-essential stores and services. On March 28, 2020 and April 1, 2020, the Government further limited the access to 12 health regions to slow down the spread of COVID-19.

  On May 1, 2020, the Government announced that certain retail businesses located outside the Communauté métropolitaine de Montréal (“CCM”) will be allowed to reopen effective May 4, 2020. On May 6, 2020 the Government further announced the reopening as of May 11, 2020 of certain activities located outside the CCM involving, among others, kindergartens, elementary schools, as well as enterprises involved in the mining, manufacturing and construction sectors.

  While we are still in the early days of this rapidly evolving crisis, the spread of COVID-19 and related health measures have disrupted major sectors of the Québec economy and are expected to result in an economic downturn for Québec, of uncertain duration.

  We are currently assessing the potential impacts that the COVID-19 crisis may have on our own-generated revenues and our budgetary framework. The extent of these impacts will depend on future developments, which are highly uncertain and cannot be predicted at this time. We continue to monitor the situation closely.

  The Government in this context has taken the following steps and measures to support the Québec economy and alleviate the burden of the impact of the COVID-19 outbreak on individuals as well as enterprises such as:

    postponement for businesses until June 30 of the filing deadline for their Québec Sales Tax returns and payments respecting the March 31, April 30 and May 31 remittances, without interest or penalties;

    accelerated processing of requests for tax credits for businesses and tax refunds;

    enactment of measures to bring temporary financial relief to employees and employers:

      the announcement of the Programme actions concertées pour le maintien en emploi (PACME) (Concerted action program for maintaining employment) offering grants to help businesses cover up to 100 % of the costs of eligible training expenses and of employee salaries ($100 million);

      the announcement of the Programme d’action concertée temporaire pour les entreprises (PACTE) (Concerted temporary action program for businesses) offering financial support to businesses experiencing difficulties obtaining supplies or raw materials or products (goods or services) or whose ability to deliver products is halted in a total amount of $2.5 billion;

      the announcement of the Programme incitatif pour la rétention des travailleurs essentiels (PIRTE) offering a wage supplement for low income workers of essential sectors ($890 million);

      the relaxation of deadlines for the filing of income tax returns and payment of tax balances payable and tax instalments ($8.3 billion);

      the deferral of payment of duties for commercial vehicles and taxis registration ($165 million);

      a credit on employers contribution to the health services fund ($113 million);

      an investment of $45 million for the recruitment of agricultural workers;

      the suspension of student loan debt repayment for 6 months, including borrowers whose accounts are in collection; and

      the reduction of 2020 mandatory withdrawals from a registered retirement income.

  Other measures have been taken in the Health and Education sectors to maintain essential services and cope with the COVID-19 pandemic, such as:

    increased funding to the health network, especially for wage premiums (clinical exposure bonus, recognitionbonus, wage supplement for beneficiaryattendants) for essential workers and the purchase of protective equipment;

    emergency aid to community organizations (food banks, shelters, etc.) helping vulnerable people (victims of violence, dependents, people experiencing homelessness, etc.).

  These measures, so far implemented for a total of near $25 billion, are equivalent to more than 5% of Québec’s annual GDP. The Government currently anticipates that the impacts of the COVID-19 pandemic are likely to result in a budget deficit for 2020-2021 in the range of $12 to $15 billion. The Government is closely monitoring the situation and has announced that it will present an economic update to revise its budgetary framework for the current fiscal year by the end of June 2020. The Government, given the current information available, does not anticipate returning to a balanced budget before 3 to 5 years.

  GOVERNMENT ENTERPRISES AND BODIES

  Government enterprises and bodies can be divided into three categories: enterprises included in the Government’s reporting entity, government bodies whose reporting entities are included in the Government’s reporting entity and government bodies that conduct fiduciary transactions not included in the Government’s reporting entity.

  Most of the enterprises included in the Government’s reporting entity are stock companies that are owned exclusively by the Government and operate on a commercial basis. The Government may guarantee the debt of some of these enterprises. Some of them pay dividends to the Government. Société des alcools du Québec and Loto-Québec transfer all of their net earnings to the Government while Hydro-Québec pays as dividends 75% of its net income, in accordance with the provisions of the Hydro-Québec Act.

  Government bodies whose reporting entities are included in the Government’s reporting entity are entities whose expenditures are funded in part or in whole through funds appropriated by the National Assembly. These government bodies may benefit from loans and advances from the Government. The debt service of some of these corporations may be guaranteed in part by the Government.

  Government bodies that conduct fiduciary transactions play an important economic role in Québec. As an investment manager, the Caisse invests funds on behalf of public retirement plans, insurance plans and other public enterprises.

  The Government emphasizes the strategic role of its enterprises and government bodies by initiating investment projects that are profitable and creating jobs in partnership with the private sector.

  The Government manages an extensive portfolio of assets through government enterprises. Those assets may be sold to the private sector when the timing is deemed appropriate.

  TABLE.17

  Major Government Enterprises and Bodies

Area of Activity
Enterprises included in the Government’s reporting entity
Hydro-Québec	Generation, transmission and distribution of electric power
Loto-Québec	Gaming
Société des alcools du Québec (SAQ)	Wholesale and retail sale of alcoholic beverages
Société Québécoise du Cannabis	Retail sale of cannabis products
Investissement Québec	Economic development
Government bodies whose reporting entity is included in the Government’s reporting entity
Financement-Québec	Financing public sector organizations that are not included in the Government's reporting entity
Société d'habitation du Québec (SHQ)	Development and management of public housing
Société québécoise des infrastructures (SQI)	Construction, development and management of public infrastructure
Government bodies that conduct fiduciary transactions not included in the Government’s reporting entity
Caisse de dépôt et placement du Québec (Caisse)	Investment management
Retraite Québec	Pension funds supervision and public sector pension funds management

  The following table shows total Government investment in and guaranteed debt of certain Government enterprises as well as certain financial information as of the most recent fiscal year for which this information is publicly available.

  TABLE.18

  Financial Information on Certain Government Enterprises(1)
  (dollar amounts in millions)

								Debt
				Accumulated		Total		Guaranteed			Net
	Share	Loans and		Surplus		Government		by the			Income
	Capital	Advances	(2)	(Deficit)	(3)	Investments	(4)	Government	Assets	Revenue	(Loss)
Enterprises included in the Government’s reporting entity
Hydro-Québec(5) (12-31-2019)	4,374	-		17,074		21,448		43,383	78,563	14,021	2,923
Loto-Québec (03-31-2019)	-	-		111		111		-	1,008	2,827	1,408
SAQ (03-31-2019)	30	-		10		40		-	914	3,294	1,146
SQDC (03-31-2019)	-	-		-		-		-	34	71	-

  (1) All financial information is as of the fiscal year-end indicated for each enterprise.
  (2) Does not include loans from the Financing Fund. (The Financing Fund offers financing services only to consolidated organizations and other Government enterprises).
  (3) Includes accumulated other comprehensive income.
  (4) Total Government Investment is the sum of Share Capital, Loans and Advances and Accumulated Surplus. (See discussion of individual enterprises below).
  (5) Hydro-Québec's consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP) since January 1, 2015.

  Enterprises Included in the Government’s Reporting Entity

  Hydro-Québec. Hydro-Québec operates one of the major systems in Canada for the generation, transmission and distribution of electric power. Hydro-Québec supplies virtually all electric power distributed in Québec.

  Under the provisions of the Hydro-Québec Act, Hydro-Québec is mandated to supply power and to pursue endeavors in energy-related research and promotion, energy conversion and conservation, and any field connected with or related to power or energy. Under the Hydro-Québec Act, the Government is entitled to declare a dividend from Hydro-Québec when certain financial criteria are met. In Fiscal 2020, the Government received a dividend of $2.192 billion from Hydro-Québec, compared with $2.394 billion in Fiscal 2019.

  As of December 31, 2019, Hydro-Québec operates 62 hydroelectric plants with a combined installed capacity of 36,700 MW and 24 thermal plants totaling 543 MW. In addition to the generating capacity of its own facilities, Hydro-Québec has access to almost all the output from Churchill Falls generating station (5,428 MW) under a contract with Churchill Falls (Labrador) Corporation Limited (“CF(L)Co”) that will remain in effect until 2041 (the “1969 Power Contract”). In 2019, Hydro-Québec also purchased all the output from 41 wind farms (3,876 MW) and 7 small hydropower plants (107 MW) and almost all the output from 9 biomass and 4 biogas cogeneration plants (303 MW) operated by independent power producers. Moreover, 969 MW are available under long-term contracts with other suppliers. Hydro-Québec maintains approximately 22,000 miles of transmission lines.

  TABLE.19

  Hydro-Québec's Operations
  Year ended December 31
  (dollar amounts in millions)(1)

	2015	2016	2017	2018	2019
Total revenue from electricity sales	13,362	13,199	13,414	13,865	13,939
Revenue from electricity sales outside Québec	1,700	1,626	1,651	1,731	1,510
Capital investments affecting cash	3,440	3,460	3,754	3,402	3,614
Net income	3,147	2,861	2,846	3,192	2,923
Debt guaranteed by Goverment (at end of period)	43,672	43,491	42,942	43,971	43,383
Total electricity sales (terawatthours)	201.1	202.0	205.6	209.3	209.4
Interest coverage(2)	2.20	2.16	2.13	2.18	2.07
Capitalization ratio(3)	30.1%	30.5%	30.7%	31.8%	32.3

  (1) Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.
  (2) Sum of income before financial expenses and net investment income divided by interest on debt securities.
  (3) Equity divided by the sum of equity, long-term debt, current portion of long-term debt, perpetual debt, borrowings and derivative instrument liabilities, less derivative instrument assets and sinking fund.

  The Act respecting the Régie de l’énergie (the “Energy Board Act”), enacted in 1996, grants the Régie de l’énergie (the “Energy Board”) exclusive authority to fix or modify Hydro-Québec’s rates and conditions for the transmission and distribution of electric power in Québec. Under this legislation, rates are set by reasoned decision of three commissioners after public hearings. Moreover, the Energy Board Act stipulates that rates are determined on a basis that allows for recovery of the cost of service including a reasonable return on the rate base. The Energy Board consists of twelve full-time members appointed by the Government and, in the exercice of its functions, is charged with reconciling the public interest, consumer protection and the fair treatment of the electric power carrier and of distributors.

  Under the Energy Board Act, Hydro-Québec has been granted exclusive rights for the distribution of electric power throughout Québec, excluding the territories served by distributors operating a municipal or private electric system as of May 13, 1997.

  On December 8, 2019, the Act to simplify the process for establishing electricity distribution rates (“Bill 34”) came into force amending the Hydro-Québec Act and the Energy Board Act. In particular, Bill 34 specifies that electricity distribution rates are to be set or modified by the Energy Board every five years as of April 1, 2025, and that they will be indexed annually in the interim based on the annual change in the average Québec Consumer Price Index. Bill 34 also provides for a distribution rate freeze for the rate year beginning April 1, 2020 followed by an annual indexation for the next four years. Notwithstanding the foregoing, Bill 34 authorizes Hydro-Québec to ask the Energy Board to modify distribution rates before the scheduled date if they do not allow for recovery of the cost of service.

  The Energy Board also has the authority to: fix, or modify, after holding public hearings, Hydro-Québec’s rates and conditions for the transmission of electric power; starting in 2025 and then every 5 years thereafter, fix, or modify, after holding public hearings, the rates and conditions for the distribution of electric power; approve Hydro-Québec’s electric power supply plan; designate a reliability coordinator for Québec and adopt the reliability standards submitted by the designated reliability coordinator; authorize its transmission investment projects; and rule upon complaints from customers concerning application of rates or conditions of services.

  The Energy Board Act was amended in 2010 to allow a gradual increase in the average cost of the Heritage Pool Electricity (base volume of up to 165 TWh annually) and was subsequently amended to replace this gradual increase by a yearly indexation based on Québec’s Consumer Price Index. The authorized average price for 2019 was 2.96¢/kWh.

  Hydro-Québec is a co-defendant with Québec and others in certain legal actions undertaken by various aboriginal communities concerning alleged infringements of their ancestral rights over their claimed traditional territories. (See “Québec - Aboriginal Peoples” above).

  In February 2010, CF(L)Co instituted proceedings against Hydro-Québec seeking the modification, effective as of November 30, 2009, of the pricing terms under the 1969 Power Contract by increasing the contract price payable by Hydro-Québec to CF(L)Co. Alternatively, CF(L)Co sought the termination of the 1969 Power Contract. In July 2014 the Québec Superior Court dismissed CF(L)Co’s request and confirmed Hydro-Québec’s rights under the 1969 Power Contract. On appeal, the Québec Court of Appeal confirmed the Superior Court decision in August 2016. On further appeal, the Supreme Court of Canada confirmed the Québec Court of Appeal decision and rejected CF(L)Co’s request for a revision of the pricing terms under the 1969 Power Contract.

  In July 2013, Hydro-Québec filed legal proceedings against CF(L)Co before the Québec Superior Court to determine the interpretation of two essential Hydro-Québec rights, set forth in the 1969 Power Contract. In August 2016, the Québec Superior Court rendered its decision, confirming Hydro-Québec’s rights (this decision was rectified on November 8, 2016 with no changes to its conclusions). In September 2016, CF(L)Co appealed the decision to the Québec Court of Appeal. The hearing took place on December 4, 2018. On June 20, 2019, the Court of Appeal allowed CF(L)Co’s appeal in part and clarified, on the one hand, that Hydro-Québec is entitled under the 1969 Power Contract to receive annually a specific quantity of energy equivalent to the value of the Annual Energy Base (“AEB”) stipulated in the contract, no more or less, and, on the other hand, that CF(L)Co is entitled to the power associated with the energy produced over and above such AEB, provided it satisfies its commitment to Hydro-Québec. The Court also confirmed the extent of Hydro-Québec’s operational flexibility on an annual basis, allowing for the scheduling of its power requirements and postponement of its delivery from one month to the other, without being limited to a monthly cap. The parties are currently negotiating certain aspects of the implementation of the Court decision.

  Loto-Québec. Loto-Québec operates and administers lottery systems and gaming houses, including casinos, a video lottery network, an online gaming site and bingo products. It offers lottery products in some 8,500 points of sale. Loto-Québec currently operates four Government owned casinos located in Montréal, Charlevoix, Lac-Leamy and Mont-Tremblant.

  Loto-Québec pays all of its net earnings to the Government as dividends, after deducting its contributions to some Government-specified purpose accounts, for example to fund the fight against pathological gambling. The Budget 2020-2021 forecasts a dividend of $1.4 billion for Fiscal 2021 in line with $1.4 billion expected in Fiscal 2020 and $1.4 billion received in Fiscal 2019.

  Société des alcools du Québec (“SAQ”). The SAQ sells alcoholic beverages and pays all of its net earnings to the Government as a dividend. As part of Budget 2020-2021, payment of a dividend of $1.2 billion by the SAQ is forecasted for Fiscal 2021, in line with $1.2 billion expected in Fiscal 2020 and $1.1 billion received in Fiscal 2019.

  Société québécoise du cannabis (“SQDC”). The SQDC is a subsidiary of the SAQ whose mandate is to oversee the sale of cannabis in Québec. The Act to constitute the SQDC was passed June 2018 in anticipation of the legalization of cannabis in Canada which became law in the Fall of 2018.

  The dividends paid by SQDC are paid into the Cannabis Sales Revenue Fund. This fund is dedicated to the elimination of any deficit that the SQDC may incur, the transfer that the Minister of Finance must make each year to the Cannabis Prevention and Research Fund established under the Cannabis Regulation Act and the prevention of, and the fight against the harm associated with, psychoactive substance use.

  As part of Budget 2020-2021, payment of a dividend of $50 million by the SQDC is forecasted for Fiscal 2021, compared with $27 million expected in Fiscal 2020.

  Investissement Québec. Investissement Québec is a public corporation whose mission is to contribute to Québec’s economic development in accordance with the Government’s economic policy by stimulating investment and fostering employment in every region.

  To that end, the corporation supports the creation and development of businesses of all sizes through customized financial solutions and investments. Pursuant to its mandate, the corporation also carries out foreign investment prospecting and strategic financing operations.

  In December 2019, the Government adopted an Act to increase Investissement Québec’s capacity for action, in particular to better support businesses, increase their productivity, improve the effectiveness of prospecting efforts abroad and foster exports. Specifically, this act increased Investissement Québec’s social fund from $4 billion to $5 billion and created a $1 billion growth fund.

  Government Bodies That Conduct Fiduciary Transactions Not Included in the Government’s Reporting Entity

  Caisse de dépôt et placement du Québec. The Caisse invests the funds entrusted to it by several public pension plans, insurance plans and various public bodies. As of December 31, 2019, the net assets of the Caisse (at market value) totaled $340.1 billion. The main depositors and their respective assets on deposit as of December 31, 2018 (at market value) were as follows: Retirement Plans Sinking Fund, $83.2 billion; Québec Pension Plan (“QPP”), $72.6 billion; Government and Public Employees Retirement Plan (“RREGOP”), $70.4 billion; Régime supplémentaire de rentes pour les employés de l’industrie de la construction du Québec, $23.3 billion; Commission des normes, de l’équité, de la santé et sécurité du travail (“CNESST”), $16.6 billion; Société de l’assurance automobile du Québec (“SAAQ”), $12.1 billion; Generations Fund, $11.3 billion and Régime de retraite du personnel d’encadrement (“RRPE”), $8.0 billion.

  In 2019, the Caisse’s overall return is the average weighted return on the funds of all its depositors. Individual returns for the main depositors varied from 9.5% to 10.8%, depending on their specific asset allocations. The overall return for the year ended December 31, 2019 was 10.4%. The overall average return of the Caisse over the past 5 years was 8.1%.

  As stated by law, the mission of the Caisse is to receive moneys on deposit as provided by law and manage them with a view to achieving optimal return on capital within the framework of depositors’ investment policies while at the same time contributing to Québec’s economic development. The Caisse invests its depositors’ funds in various asset classes, including fixed income, equities, private equity, infrastructures and real estate. The Caisse is permitted, subject to certain exceptions, to invest in up to 30% of the common shares of any corporation or invest up to 5% of its total assets in shares of any corporation.

  In the March 2017 Québec Economic Plan, the Government announced that it was partnering with the Caisse to invest in the Réseau express métropolitain (“REM”), an integrated public transit project. The REM, whose value is now estimated at $6.5 billion, will link downtown Montréal, the South Shore, the West Island (Sainte-Anne-de-Bellevue), the North Shore (Deux-Montagnes) and the Trudeau international airport in a unified, fully automated, 67-km light rail transit (“LRT”) system comprising 26 stations and operating 20 hours a day, 7 days a week. The construction of the REM began in April 2018, and the project schedule calls for gradual commissioning of the REM starting in 2021.

  The REM’s funding includes a $3.2-billion investment by the Caisse, a $1.3-billion investment by the Government and a $1.3-billion loan from the Canada Infrastructure Bank. The Government is a minority shareholder in the project and, as such, expects to earn returns on its investment.

  On May 6, 2019, the Government announced the beginning of preliminary studies by the Caisse for the expansion of the REM and the evaluation of a new electric public transit system in the east end of Montréal.

  As of December 31, 2018, the Caisse’s investments were distributed as follows: 23.6% in fixed-income securities, 36.7% in variable-income securities, 39.2% in interests in unconsolidated subsidiaries (real estate debt, private equity, infrastructure) and 0.4% in derivative financial instruments. Investments by the Caisse in bonds of various governments, government corporations and other public administrations totaled $49.5 billion (at market value).

  The Caisse’s constituting statutes establish the mission and governance rules, particularly the composition and functioning of the board of directors and the criteria for selecting its members. In this regard, at least two-thirds of the members of the board of directors, including the chair, must be independent directors.

  The Caisse’s constituting statutes provide for the creation of three committees of the board of directors - an audit committee, a governance and ethics committee and a human resources committee - and define the role of each. They also establish that the offices of chair of the board and president and chief executive officer are to be two separate functions. They require that the Caisse adopt an investment policy for each specialized portfolio it holds and provide rules of ethics for the Caisse, its officers and employees, and its wholly-owned subsidiaries.

  Retraite Québec. On January 1, 2016, the Commission administrative des régimes de retraite et d’assurance (“CARRA”) and the Régie des rentes du Québec ( “RRQ”) merged into one agency under the name Retraite Québec.

  Retraite-Québec administers the Régime de rentes du Québec (“Québec Pension Plan”, the “Plan” or “QPP”), a compulsory public insurance plan. Its purpose is to provide persons who work in Québec and their families with basic financial protection in the event of retirement, death or disability. The Plan is financed by contributions from Québec workers and employers. As of December 31, 2019, Retraite-Québec entrusted $81.3 billion of funds to the Caisse (at market value).

  Retraite Québec also administers public sector retirement plans including RREGOP and RRPE. Assets in these plans are entrusted to the Caisse.

  Québec Pension Pan (QPP)

  As of January 2019, the QPP has been divided into two components:

    The base plan, into which employees and employers make contributions for the portion of employment income between the general exemption of $3 500 and the maximum pensionable earnings (MPE); and

    The additional plan into which additional contributions are made by employees and employers based on a rate that will gradually increase.

  The base plan

  For a number of years, the base QPP has faced increased financial pressure stemming chiefly from the aging of the population and the continuing improvement in life expectancy. Accordingly, based on the Actuarial Report of the Québec Pension Plan as of December 31, 2018, the steady-state contribution rate, i.e., the rate needed to secure the Plan’s long-term financial stability, would be 10.61%.

  The Plan contribution rate has been 10.8% since January 1, 2017.

  Since 2018, an automatic contribution rate adjustment mechanism is in place that would restore balance to the Plan’s funding, if required. The statutory contribution rate will be adjusted if it is less than the steady-state contribution rate. Where the difference between the steady-state contribution rate and the statutory rate is at least 0.1%, the latter rate will be increased by 0.1% per year until the gap is less than 0.1%.

  The additional plan

  From 2019 to 2023, the contribution rate will gradually increase for the portion of earnings between $3 500 (the basic exemption) and the maximum pensionable earnings (MPE), until the increase reaches 1% for both employers and workers.

  As of 2024, a contribution rate of 4%, for both employers and workers, will be added to the portion of earnings between the MPE and the new ceiling, which will be 107% of the MPE as of 2024 and 114% of the MPE as of 2025.

  PUBLIC SECTOR DEBT

  Public sector debt includes debt incurred and guaranteed by the Government and debt of public institutions under Government jurisdiction, including local administrations. Public sector debt consists of funded and unfunded debt. Unfunded debt includes indebtedness for a maturity of one year or less.

  The following table shows information on the funded debt, net of sinking fund balances, of the Québec public sector which includes the funded debt of the Government (including the debt of consolidated organizations), debt guaranteed by the Government, debt of the municipal sector and debt of other institutions as of the dates indicated. In a number of these instances, notably that of Hydro-Québec, debt service is provided by operating revenues and other internally generated sources rather than from taxes. As of March 31, 2019 and March 31, 2020, funded debt of the public sector, net of sinking fund balances, was estimated to amount to $252.0 billion and $259.0 billion, respectively, of which 6.1% and 4.6% was held by the Caisse.

  Unlike the Government’s gross debt, which includes the net retirement plans liability, the public sector debt for the purpose of this Annual Report does not include net retirement plans liability. As at March 31, 2020, the net retirement plans liability totalled $14.6 billion.

  TABLE.20

  Funded Debt of Public Sector (net of sinking fund balances)
  As of March 31
  (dollar amounts in millions)(1)

					Preliminary
	2016	2017	2018	2019	Results 2020	(2)
Government Funded Debt
Borrowings- Government	179,455	183,500	189,167	182,507	187,135
Borrowings - to finance Government Enterprises	308	258	218	210	374
Government Guaranteed Debt(3)	43,843	42,882	43,160	43,054	43,839
Municipal Sector Debt	23,846	24,058	24,505	25,173	26,641
Education Institutions(4)	875	898	910	1,026	1,026
Public Sector Funded Debt(5)	248,327	251,596	257,960	251,970	259,015
Per Capita ($)	30,375	30,586	31,084	30,041	30,526
As percentage of (6)
GDP	64.1%	63.0%	61.5%	57.3%	56.5%
Household income	70.9%	69.7%	68.3%	63.7%	62.1%

  (1) Canadian dollar equivalent at the dates indicated for borrowings in foreign currencies after taking into account currency swap agreements and foreign exchange forward contracts.
  (2) The Preliminary Results 2020 are based on financial information available as of March 31, 2020. These preliminary results are subject to change and do not take into account the impacts of the COVID-19 pandemic.
  (3) Represents debt of Hydro-Québec.
  (4) Represents debt of the universities other than the Université du Québec and its constituents. (5) Includes debt covered by the Government’s commitments (see “Government’s Commitments”). (6) Percentages are based upon the prior calendar year’s GDP and household income.

  Government Debt

  Government debt consists of funded and unfunded debt. Unfunded debt includes indebtedness with a maturity of one year or less. As of March 31, 2019, unfunded debt of the Government was $11.2 billion consisting of Treasury Bills of $3.9 billion plus $7.3 billion representing the excess of short-term liabilities over short-term assets. On March 31, 2020, unfunded debt of the Government is estimated, on a preliminary basis, at $16.5 billion consisting of Treasury Bills of $3.9 billion plus $10.8 billion representing the excess of short-term liabilities over short-term assets and $1.8 billion representing commercial paper.

  TABLE 21

  Government Funded Debt and Unfunded Debt
  As of March 31
  (dollar amounts in millions)(1)

								Average
							Average	Term to
					Preliminary		Interest	Maturity
					Results		Rate 2020	2020
	2016	2017	2018	2019	2020	(2)	(%)	(years)
Borrowings - Funded Debt - Government
Payable in Canadian Dollars
Debentures and Other Loans	185,307	189,633	196,379	191,847	200,532		4.0	13.6
Savings Products	9,456	9,897	10,295	10,987	11,287		2.6	-
Payable in Foreign Currencies
United States Dollars	3,118	4,604	5,387	4,033	2,810		3.6	4.2
Japanese Yen	-	-	-	-	-		2.4	8.8
Swiss Francs	- 3	- 2	- 1	- 1	- 1	(3)	1.4	3.5
Euros	1,427	1,383	1,533	1,472	1,504		1.2	6.2
Pounds Sterling	-	-	- 1	- 3	- 3		1.1	3.5
Australian Dollars	2	4	3	3	3	(3)	4.2	5.4
Others currencies	-	-	-	-	-
Funded Debt	199,307	205,519	213,595	208,338	216,132
Less: Sinking Funds(4)	19,852	22,019	24,428	25,831	28,997
Net borrowings - Funded Debt - Government(5)	179,455	183,500	189,167	182,507	187,135		3.8	11.1
Borrowings - to finance Government Enterprises
Payable in Canadian Dollars
Debentures and Other Loans	308	258	218	210	374
Total borrowings - to finance Government Enterprises	308	258	218	210	374
Borrowings - Unfunded Debt - Government
Payable in Canadian Dollars
Treasury Bills	3,895	3,893	3,884	3,879	3,884
Excess of short-term liabilities over short-term assets	7,473	8,347	6,877	7,306	10,826
Payable in American Dollars
Commercials papers	2,234	1,269	429	-	1 649
Short-term notes					122
Total Borrowings - Unfunded Debt - Government	13,602	13,509	11,190	11,185	16,481

  (1) Canadian dollar equivalent at the dates indicated for borrowings in foreign currencies after taking into account currency swap agreements and foreign exchange forward contracts.
  (2) The Preliminary Results 2020 are based on financial information available as of March 31, 2020. These preliminary results are subject to change and do not take into account the impacts of the COVID-19 pandemic.
  (3) The amounts represent the unamortized discount or premium on borrowings. The nominal value of these borrowings is completely hedged by currency swap agreements and foreign exchange forward contracts.
  (4) Consists of funds withdrawn annually from the General Fund and consolidated organizations. Foreign securities held in sinking funds are valued at the Canadian dollar equivalent at the dates indicated.
  (5) Subsequent to March 31, 2020, the Government has issued or agreed to issue debentures and other funded indebtedness which total approximately $6.7 billion. The Government currently has credit agreements with various banks and financial institutions for a total of US$3.4 billion. The Government has also a line of credit for operations of $1.2 billion.

  The following table shows the maturities of the Government’s funded debt outstanding as of March 31, 2020, net of a sinking fund balance of $28,997 million ($25,833 million as of March 31, 2019) valued at exchange rates at that date. It also takes into account future required contributions to sinking funds for all outstanding loans and debentures. The results shown in the following tables are based on financial information available as of March 31, 2020. These preliminary results are subject to change.

  TABLE.22

  Maturities of Government Funded Debt for Borrowings - Government

  (dollar amounts in millions)(1)

Fiscal Year	Canadian		Australian	Pounds	Swiss		Total	Total
Payable	Dollars	U.S. Dollars	Dollars	Sterling	Francs	Euros	2019-2020	2018-2019
Year 1	14,579	- 176	-	-	-	-	14 403	15,162
Year 2	14,875	26	-	-	-	-	14 901	12,288
Year 3	12,896	26	-	- 1	-	-	12 921	14,842
Year 4	14,609	- 1,423	-	- 1	-	- 25	13 160	13,038
Year 5	17,621	- 30	1	- 1	- 1	- 9	17 581	13,189
1-5 years	74,580	-1 577	1	- 3	- 1	- 34	72,966	68,519
6-10 years	48,197	1 145	2	-	-	- 37	49,307	52,555
11-15 years	9,504	116	-	-	-	-	9,620	8,750
16-20 years	13,660	-	-	-	-	-	13,660	14,719
21-25 years	16,111	-	-	-	-	-	16,111	16,389
26-59 years	25,471	-	-	-	-	-	25,471	21,575
	187,523	- 316	3	- 3	- 1	- 71	187,135	182,507

  (1) Amounts denominated in foreign currencies are shown at the Canadian dollar equivalent as at March 31, 2020, after taking into account currency swap agreements and foreign exchange forward contracts, including unrealized currency gains of $178 million which will be amortized over the remaining term of this debt.

  The information relating to debt retirement set out above includes amounts to be withdrawn annually from the Consolidated Revenue Fund for the creation of sinking funds for the redemption of debentures of the Government in connection with contractual obligations incurred in certain debt issues.

  The Government implemented in 2012-2013 a policy aimed at raising the level of prudential liquidity (liquid assets), to supplement its existing sinking funds. These liquid assets, invested in Canadian and non-Canadian central government securities, will be available for use in the event of major turbulence in financial markets. For that purpose, Québec created a general sinking fund in June 2012. The assets held in this general sinking fund will be used for the repayment at maturity of any debt of designated series issued by Québec and for liquidity purposes. However, Québec will be under no obligation to repay out of this general sinking fund any particular series of notes nor will any notes of designated series be redeemable for sinking fund purposes.

  For the year ended March 31, 2019, the amount set aside for sinking fund purposes was $1,076 million and, at that date, the aggregate value of sinking funds was $25,831 million (including $13,219 million for the purpose of prudential liquidity), of which $10,511 million was invested in debentures issued or guaranteed by the Government.

  For the year ended March 31, 2020, the amount set aside for sinking fund purposes was $2,171 million and, at that date, the aggregate value of sinking funds was $28,997 million (including $13,226 million for the purpose of prudential liquidity), of which $12,480 million was invested in debentures issued or guaranteed by the Government.

  Guaranteed Debt

  The following table summarizes funded debt guaranteed by the Government (net of sinking fund balances).

  TABLE.23

  Guaranteed Funded Debt (net of sinking fund balances)
  As of March 31

  (dollar amounts in millions)(1)

								Average
							Average	Term to
					Preliminary		Interest	Maturity
					Results		Rate 2020	2020
	2016	2017	2018	2019	2020	(2)	(%)	(years)
Hydro-Québec	43,843	42,882	43,160	43,054	43,839		4.51	19.30
	43,843	42,882	43,160	43,054	43,839		4.51	19.30

  (1) Canadian dollar equivalent at dates indicated for borrowings in foreign currencies issues after taking into account currency exchange agreements and foreign exchange forward contracts.
  (2) The Preliminary Results 2020 are based on financial information available as of March 31, 2020. These preliminary results are subject to change and do not take into account the impacts of the COVID-19 pandemic.

  As of March 31, 2020, on a preliminary basis, unfunded debt guaranteed by the Government amounted to $7,454 million, including $3,983 million borrowed from financial institutions under a student loan program and $3,471 million of short-term debt of Hydro-Québec.

  Funded Debt of the Municipal Sector and Other Institutions

  The funded debt of the Québec public sector also includes indebtedness of public institutions under the Government’s jurisdiction. These institutions include the municipal sector (municipal corporations and transportation commissions) and educational institutions (universities other than the Université du Québec and its constituents).

  The following table shows information on the funded debt of these institutions as of the dates indicated.

  TABLE.24

  Funded Debt of the Municipal Sector and Other Institutions
  As of March 31

  (dollar amounts in millions)(1)

					Preliminary
					Results
	2016	2017	2018	2019	2020	(2)
Municipal Sector	23,846	24,058	24,505	25,173	26,641
Education Institutions(3)	875	898	910	1,026	1,026
	24,721	24,956	25,415	26,199	27,667

  (1) Canadian dollar equivalent at the dates indicated for loans in foreign currencies after taking into account currency exchange agreements and foreign exchange forward contracts. The amounts shown do not include loans from borrowings made by the Government on behalf of these entities.
  (2) The Preliminary Results 2020 are based on financial information available as of March 31, 2020. These preliminary results are subject to change and do not take into account the impacts of the COVID-19 pandemic.
  (3) Represents debt of universities other than the Université du Québec and its constituents.

  The funded debt of these institutions consists mainly of the funded debt of the municipal sector which benefits from a wide autonomy since approximately 85% of the total revenue is derived from local sources. The relative magnitude of capital investment and borrowing by local governments in Québec is attributable, to a large extent, to the responsibilities assumed by Québec municipal corporations with respect to major projects related to the development of new residential and industrial areas. The Ministère des Affaires municipales et de l’Habitation supervises and controls most of the borrowings of all Québec municipal corporations and urban communities.

  In 2018 (the most recent year for which information is available), local sector expenditure including school corporations totalled $38.0 billion, representing 28.9% of consolidated expenditures of the Québec public sector. The net accumulated surplus from current operations of Québec municipal corporations, including reserves, increased from $3,003.7 million in 2017 to $3,349.1 million in 2018. Net long-term debt of the municipal sector supported by local taxpayers increased from $22.4 billion as of December 31, 2017 to $22.5 billion as of December 31, 2018. This debt, as a percentage of real estate valuation, decreased from 2.3% as of December 31, 2017 to 2.2% as of December 31, 2018.

  Government’s Commitments

  The following table shows information on the Government’s commitments for the repayment of the principal on borrowings made for capital expenditures by the educational institutions as well as by the municipal sector. The amounts for Fiscal 2020 are not yet publicly available.

  TABLE.25

  Government’s Commitments(1)
  As of March 31

  (dollar amounts in millions)(2)

	2016	2017	2018	2019
Education Institutions	2,817	2,879	2,956	2,968
Municipal Sector	4,782	5,142	6,613	7,066
Others Beneficiaries	1,125	1,148	1,269	1,217
	8,724	9,169	10,838	11,251

  (1) Including commitments to repay loans from borrowings made by the Government on behalf of these entities. The debt covered by these commitments is included in the Funded Debt of Public Sector (see Table 20 “Funded Debt of Public Sector”).
  (2) Canadian dollar equivalent at the dates indicated for loans in foreign currencies after taking into account currency swap agreements and foreign exchange forward contracts.

  WHERE YOU CAN FIND MORE INFORMATION

  This document appears as an exhibit to the annual report of Québec on Form 18-K for the fiscal year ended March 31, 2020 filed with the U.S. Securities and Exchange Commission (the “Commission”) on EDGAR through the Commission Internet web site at http://www.sec.gov. Additional information with respect to Québec is available in the annual report or in other exhibits or amendments to the annual report. You may request a copy of these filings at no cost from Ministère des Finances du Québec, Documentation financière et conformité, 390, boulevard Charest Est, 7e étage, Québec, Québec, G1K 3H4, Canada.

  FORWARD-LOOKING STATEMENTS

  Various statements made throughout this document are forward looking and contain information about financial results. The words “forecast”, “preliminary estimate”, “preliminary results” and similar expressions identify forward-looking statements. You are cautioned that any such forward-looking statements are not guarantees of future performance. Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors including, among other things, Québec’s economic and political trends and more particulary the impacts of the current COVID-19 pandemic and Québec’s ability to control expenses and maintain revenues. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this document. We undertake no obligation to publicly release the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

  SUPPLEMENTARY INFORMATION

  The following table indicate present or future characteristics of the funded debt of Borrowings-Government outstanding as of March 31, 2020. Previous characteristics are not indicated.

  TABLE 26

  Borrowings-Government outstanding as of March 31, 2020

				Canadian Dollars
		Interest
Maturity	Issue	Payment	Coupon			CUSIP Number
Date	Date(1)	Date(s)	(%)	Nominal Value Book Value		or ISIN Code	References
A) Payable in Canadian Dollars
2021-12-01	2001-02-13	06-01 & 12-01	4.50	836,207,480	851,471,714	CA748148QY27	Real Return Bonds. Yields linked to the CPI for Canada
2022-03-03	2017-03-03	03-03 & 09-03	1.67	500,000,000	499,798,388	CA748148RW51	Green bond
2023-01-16	1993-03-04	01-16 & 07-16	9.38	2,202,200,000	2,217,072,180	US748148NX78	SFP(1): 1994-01-16
2023-03-01	2018-03-01	03-01 & 09-01	2.48	500,000,000	499,577,419	CA748148BY81	Green bond
2023-03-30	1992-12-29	03-30 & 09-30	9.50	375,000,000	374,576,777	CA748148PA59
2024-02-22	2019-02-22	02-22 & 08-22	2.25	800,000,000	799,912,779	CA748148RY18	Green bond
2025-07-06	2018-07-06	01-06 & 07-06	2.60	500,000,000	499,187,987	CA748148RX35	Green bond
2026-04-01	1996-07-19	04-01 & 10-01	8.50	2,176,100,000	2,252,032,928	CA748148PZ01	SFP(1): 1997-04-01
2026-12-01	1998-02-27	06-01 & 12-01	4.50	1,299,304,723	1,319,228,495	CA748148QG11	Real Return Bonds. Yields linked to the CPI for Canada
2027-02-13	2020-02-13	02-13 & 08-13	1.85	500,000,000	499,681,099	CA748148SA23
2029-10-01	1998-05-01	04-01 & 10-01	6.00	2,737,300,000	2,707,643,349	CA748148QJ59	SFP(1): 1999-10-01
2031-12-01	2001-02-13	06-01 & 12-01	4.25	1,339,344,962	1,485,503,050	CA748148QZ9	Real Return Bonds. Yields linked to the CPI for Canada
2031-12-01	2002-11-13	06-01 & 12-01	3.441	21,736,248	21,736,112	CA748148RF29	Real Return Bonds. Yields linked to the CPI for Canada
2032-06-01	2000-06-27	06-01 & 12-01	6.25	4,200,200,000	4,168,495,436	CA748148QT32
2036-12-01	2003-07-28	06-01 & 12-01	5.75	4,082,900,000	4,172,103,539	CA748148RL9
Medium-Term Notes
2020-06-10	2016-03-10	03-10 & 06-10, 09-10 & 12-10	Floating	1,000,000,000	1,000,000,000	CA74814ZEY57	CAD-BA (3 months) + 0.330%; SFP(3): $1,000 million
2020-12-01	2004-12-07	06-01 & 12-01	5.00	100,000,000	99,920,807	CA74814ZDC47
2020-12-01	2010-04-09	06-01 & 12-01	4.50	3,400,000,000	3,426,480,269	CA74814ZEG42
2021-12-01	2011-02-08	06-01 & 12-01	4.25	7,500,000,000	7,575,441,301	CA74814ZEH25	SFP(3): $1,500 million
2022-04-19	2016-07-19	04-19 & 07-19, 10-19 & 01-19	Floating	1,000,000,000	1,000,250,014	CA74814ZEZ23	CAD-BA (3 months) + 0.415%; SFP(3): $1,000 million
2022-12-01	2011-12-02	06-01 & 12-01	3.50	6,900,000,000	6,988,274,455	CA74814ZEL37	SFP(3): $400 million
2023-03-30	1995-08-09	03-30 & 09-30	9.50	194,500,000	195,045,740	CA74814ZAX11

				Canadian Dollars
		Interest
Maturity	Issue	Payment	Coupon			CUSIP Number
Date	Date(1)	Date(s)	(%)	Nominal Value	Book Value	or ISIN Code	References
2023-09-01	2012-12-05	03-01 & 09-01	3.00	6,370,000,000	6,365,907,902	CA74814ZEP41	SFP(3): $1,760 million
2023-10-19	2016-07-19	04-19 & 07-19, 10-19 & 01-19	Floating	1,021,000,000	1,021,125,400	CA74814ZFA62	CAD-BA (3 months) + 0.545%
2024-09-01	2013-12-18	03-01 & 09-01	3.75	6,000,000,000	6,117,506,899	CA74814ZES89	SFP(1): 2014-09-01
2024-10-13	2017-04-13	04-13 & 07-13, 10-13 & 01-13	Floating	1,500,000,000	1,500,787,207	CA74814ZFC29	SFP(3): $870 million
2025-06-01	2004-12-08	06-01 & 12-01	5.35	652,000,000	659,685,710	CA74814ZDE03
2025-09-01	2015-01-12	03-01 & 09-01	2.75	6,000,000,000	6,073,083,611	CA74814ZEV19	SFP(2): 2015-09-01
2026-04-01	1996-12-27	04-01 & 10-01	8.50	100,000,000	102,116,203	CA74814ZBH51	SFP(1): 1997-04-01
2026-04-01	1999-01-12	04-01 & 10-01	8.50	90,000,000	97,481,122	CA74814ZCA99
2026-04-01	2003-07-22	04-01 & 10-01	5.50	74,332,000	74,073,379	CA74814ZCX92
2026-04-01	2007-04-01	04-01 & 10-01	7.50	165,850,000	165,850,000	CA74814ZDS98
2026-04-01	2011-04-01	04-01 & 10-01	6.40	90,000,000	90,000,000	CA74814ZEJ80
2026-09-01	2016-02-22	03-01 & 09-01	2.50	6,000,000,000	6,068,867,625	CA74814ZEX74	SFP(2): 2016-09-01; SFP(3): $250 million
2027-09-01	2017-01-30	03-01 & 09-01	2.75	6,000,000,000	6,050,466,277	CA74814ZFB46
2028-01-01	2008-06-20	04-01 & 07-01, 10-01 & 01-01	1.797	306,743,764	306,743,764	CA74814ZDV28	Real return medium-term notes. Yields linked to the CPI for Canada.
2028-04-01	1999-02-19	04-01 & 10-01	6.10	5,000,000	5,000,000	CA74814ZCD3
2028-09-01	2018-04-05	03-01 & 09-01	2.75	6,000,000,000	5,948,222,858	CA74814ZFD02
2029-09-01	2019-04-01	03-01 & 09-01	2.3	6,500,000,000	6,599,618,856	CA74814ZFF59	SFP(4): $1,050 million
2035-04-01	1995-01-31	04-01	-	150,000,000	103,112,358	CA74814ZAH60	Others(1)
2035-04-01	1995-04-11	04-01 & 10-01	-	150,000,000	91,658,387	CA74814ZAS26	From 1999-04-01 to 2006-10-01: $2,000,000 each Interest Payment Date
2035-04-01	1995-04-13	04-01 & 10-01	-	100,000,000	61,243,830	CA74814ZAT09	Others(2)
2035-04-01	1997-12-15	04-01 & 10-01	6.50	300,000,000	298,006,236	CA74814ZBP7
2035-04-01	1999-02-02	-	-	456,000,000	258,797,863	CA74814ZCB72	Zero-coupon note
2036-12-01	2008-11-04	06-01 & 12-01	3.25	855,691,660	907,075,725	CA74814ZDW01	Real return medium-term notes. Yields linked to the CPI for Canada.
2038-12-01	2006-08-29	06-01 & 12-01	5.00	5,000,000,000	5,042,104,677	CA74814ZDK62
2039-10-01	1999-02-05	-	-	525,000,000	259,358,402	CA74814ZCC5	Zero-coupon note

				Canadian Dollars
		Interest
Maturity	Issue	Payment	Coupon			CUSIP Number
Date	Date(1)	Date(s)	(%)	Nominal Value	Book Value	or ISIN Code	References
2040-04-01	2000-05-25	04-01 & 10-01	Various	463,000,000	474,151,089	CA74814ZCJ09	Others(3)
2041-12-01	2009-09-22	06-01 & 12-01	5.00	9,200,000,000	9,794,375,374	CA74814ZEF68	SFP(1): 2017-12-01
2043-07-08	2003-07-08	01-08 & 07-08	5.60	80,000,000	80,238,035	CA74814ZCW10
2043-12-01	2011-08-17	06-01 & 12-01	4.25	7,500,000,000	8,121,459,840	CA74814ZEK53	SFP(3): $500 million; SFP(1): 2017-12-01
2045-12-01	2013-04-30	06-01 & 12-01	3.50	10,000,000,000	9,845,729,749	CA74814ZER07	SFP(1): 2013-12-01
2048-12-01	2015-09-28	06-01 & 12-01	3.50	11,650,000,000	12,579,270,147	CA74814ZEW91	SFP(1): 2015-12-01
2049-09-21	2008-12-01	09-21 & 03-21	5.10	13,440,000	13,512,305	CA74814ZDX83
2051-09-21	2006-11-23	09-21 & 03-21	5.00	420,000,000	443,823,869	CA74814ZDN02
2051-12-01	2019-01-25	06-01 & 12-01		5,000,000,000	5,551,883,713	CA74814ZFE84	SFP(1): 2019-12-01
2053-09-21	2008-12-01	09-21 & 03-21	5.10	37,192,000	38,036,211	CA74814ZDY66
2056-12-01	2006-04-07	06-01 & 12-01	Various	1,500,000,000	1,490,709,182	CA74814ZDJ99	Others(4)
2057-09-21	2008-12-01	09-21 & 03-21	5.10	9,857,000	9,844,207	CA74814ZDZ32
2058-09-21	2008-12-01	09-21 & 03-21	5.10	38,326,000	40,168,542	CA74814ZEA71
2059-09-21	2008-12-01	09-21 & 03-21	5.10	6,294,000	6,296,298	CA74814ZEB54
2061-09-21	2009-02-11	09-21 & 03-21	5.00	25,000,000	25,120,102	CA74814ZEC38
2062-09-21	2006-11-23	09-21 & 03-21	6.70	150,000,000	201,231,565	CA74814ZDP59
2065-06-01	2009-03-02	06-01 & 12-01	Various	385,000,000	371,510,033	CA74814ZED11	Others(5)
2065-06-01	2012-05-22	06-01 & 12-01	Various	335,000,000	353,157,364	CA74814ZEM10	Others(6)
2065-09-21	2006-09-21	09-21 & 03-21	6.35	940,000,000	1,179,618,475	CA74814ZDM29
2075-06-01	2012-11-13	06-01 & 12-01	3.279	100,000,000	111,293,349	CA74814ZEN92	Others(7)
2076-12-01	2007-06-29	06-01 & 12-01	Various	500,000,000	491,105,609	CA74814ZDT71	Others(8)

				Canadian Dollars
	Issue	Interest Payment	Coupon			CUSIP Number
Maturity Date	Date(1)	Date(s)	(%)	Nominal Value	Book Value	or ISIN Code	References
Savings Products
Savings Bonds
2020-2027		06-01	1.76 - 1.80	848,257,746	848,257,746		Put(1)
Other Savings
Products
2020-2028		Various	Various	10,439,001,181	10,439,001,181
Receiver General of Canada
2020-2039	2000-2013	02-01 & 08-01	3.55 - 6.85	89,170,049	89,170,049		Put(2)
Immigrant Investor Program
2020-2025	2015-2020		1.19 - 2.86	5,128,000,000	4,898,674,912
Société d'habitation du Québec							Others(9)
2020-04-01	2017-04-01	1st of each month	1.17	89,687	2,536
2020-04-01	2015-04-01	1st of each month	1.05	157,084,399	89,070,269
2020-05-04	2019-05-04	4th of each month	2.06	4,669,297	785,147
2020-06-01	2018-06-01	1st of each month	2.17	279,183	35,567
2020-06-01	2010-06-01	1st of each month	3.43	56,624,229	29,126,138
2020-07-01	1999-07-01	07-01	Various	4,388,252	379,009
2020-10-01	2010-10-01	1st of each month	3.13	94,942,095	26,129,701
2020-11-01	2018-11-01	1st of each month	2.54	2,199,095	745,305
2021-03-01	2020-03-01	1st of each month	2.01	2,428,241	2,428,241
2021-05-04	2019-05-04	4th of each month	1.92	1,468,339	863,409
2021-06-01	2016-06-01	1st of each month	1.14	328,134	239,620
2021-06-01	2018-06-01	1st of each month	2.25	1,181,740	502,069
2021-07-01	1999-07-01	2016-07-01	Various	20,682,848	4,493,968
2021-11-01	2018-11-01	1st of each month	2.57	8,825,741	4,986,100
2021-12-01	2016-12-01	1st of each month	1.31	29,079,881	21,686,657

				Canadian Dollars
Maturity	Issue	Interest Payment				CUSIP Number or
Date	Date(1)	Date(s)	Coupon (%)	Nominal Value	Book Value	ISIN Code	References
2022-01-01	2017-01-01	1st of each month	1.480	71,061,533	41,681,100
2022-02-01	2017-02-01	1st of each month	1.440	22,382,862	16,979,100
2022-02-01	2019-02-01	1st of each month	2.21	5,332,074	3,446,534
2022-03-01	2020-03-01	1st of each month	1.87	480,426	480,426
2022-06-01	2018-06-01	1st of each month	2.33	1,304,114	748,421
2022-07-01	1999-07-01	07-01	Various	25,132,662	6,246,261
2022-07-01	2014-07-01	07-01	7.875	1,248,432	560,197
2023-02-01	2019-02-01	1st of each month	2.2	1,410,704	1,040,614
2023-06-01	2018-06-01	1st of each month	2.5	21,707,990	16,745,751
2023-07-01	1973-07-01	07-01	7.625	466,925	123,720
2023-07-01	1998-07-01	07-01	7.750	367,558	113,325
2023-07-01	1999-07-01	07-01	Various	34,907,533	11,027,139
2023-12-01	1984-12-01	1st of each month	7.875	698,907	184,849
2024-07-01	1974-07-01	07-01	8.000	1,382,326	457,534
2024-07-01	1975-07-01	07-01	7.875	638,433	209,283
2024-07-01	1999-07-01	07-01	Various	62,117,382	22,911,310
2024-07-01	2008-07-01	07-01	7.750	805,552	362,008
2024-07-01	2014-07-01	07-01	7.500	83,794	49,523
2025-07-01	1975-07-01	07-01	7.875	6,188,110	2,344,447
2025-07-01	1999-07-01	07-01	Various	36,110,549	15,489,622
2025-07-01	2014-07-01	07-01	7.5	1,268,524	816,052
2026-04-01	1999-04-01	04-01	5.944	53,464,692	22,639,686
2026-07-01	1999-07-01	07-01	Various	35,431,394	16,943,206
2027-04-01	1999-04-01	04-01	5.944	11,531,559	5,352,317
2027-04-01	2017-04-01	1st of each month	1.81	24,350,817	19,106,521

				Canadian Dollars
	Issue	Interest	Coupon			CUSIP Number or
Maturity Date	Date(1)	Payment Date(s)	(%)	Nominal Value	Book Value	ISIN Code	References
2027-07-01	1999-07-01	07-01	8.000	1,349,826	707,862
2028-04-01	1999-04-01	04-01	5.944	77,583,667	38,904,796
2028-06-01	2018-06-01	1st of each month	2.6	22,583,038	19,386,436
2028-07-01	1999-07-01	07-01	Various	7,283,852	4,066,917
2029-01-01	1981-01-01	01-01 & 07-01	Various	1,674,410	1,017,577
2029-04-01	1999-04-01	04-01	5.944	100,148,082	53,652,572
2029-07-01	1999-07-01	07-01	Various	12,255,097	7,393,843
2030-01-01	2000-01-01	01-01	Various	9,836,195	5,857,357
2030-04-01	1999-04-01	04-01	5.944	76,170,974	43,210,118
2030-07-01	1999-07-01	07-01	7.875	2,124,532	1,338,221
2031-04-01	1999-04-01	04-01	5.944	14,075,637	8,394,128
2032-04-01	1999-04-01	04-01	5.944	318,317	198,378
2032-07-01	1999-07-01	07-01	8.000	2,601,373	1,798,179
Others Consolidated Organizations
Various	Various	Various		935,063,325	935,063,325
Financement-Québec
2020-07-01	2010-07-01	07-01	3.46	132,883,809	15,412,655		Others(10)
2020-10-01	2010-10-01	10-01	2.87	1,237,230	140,061		Others(10)
2020-11-01	2010-11-01	11-01	2.77	7,771,505	876,127		Others(10)
2021-03-01	2011-03-01	03-01	3.54	8,468,601	985,445		Others(10)
2021-03-29	2011-03-29	03-29	3.23	122,531,060	14,078,747		Others(10)
2025-07-01	2010-07-01	07-01	3.83	3,465,730	1,623,645		Others(10)
2025-08-01	2010-08-01	08-01	3.59	980,300	455,099		Others(10)
2025-10-01	2010-10-01	10-01	3.35	1,063,800	489,342		Others(10)
2025-11-01	2010-11-01	11-01	3.28	218,431,000	100,205,844		Others(10)

				Canadian Dollars
		Interest
Maturity	Issue	Payment	Coupon			CUSIP Number
Date	Date(1)	Date(s)	(%)	Nominal Value	Book Value	or ISIN Code	References
2025-12-01	2010-12-01	12-01	3.59	36,000,000	16,712,814		Others(10)
2026-03-01	2011-03-01	03-01	3.92	110,500,163	51,943,194		Others(10)
2026-03-29	2011-03-29	03-29	3.65	5,981,834	2,783,383		Others(10)
2030-07-01	2010-07-01	07-01	4.04	279,650,462	180,515,256		Others(10)
2030-11-01	2010-11-01	11-01	3.50	21,360,569	13,528,905		Others(10)
2031-02-01	2011-02-01	02-01	3.95	42,858,800	27,579,404		Others(10)
2031-03-01	2011-03-01	03-01	4.12	21,464,580	13,893,665		Others(10)
2031-03-29	2011-03-29	03-29	3.89	193,460,374	124,230,964		Others(10)
2034-06-01	2006-07-26	06-01 & 12-01	5.25	1,522,350,000	1,545,613,320	31739ZAG06
				166,231,622,968	168,038,557,338
Adjustments relating to swap agreements				43,779,968,854	43,779,968,854
Total-Payable in Canadian Dollars				210,011,591,822	211,818,526,191

				Foreign Currency Units
		Interest				Equivalent in
Maturity	Issue	Payment	Coupon			Canadian	CUSIP Number
Date	Date(1)	Date(s)	(%)	Nominal Value	Book Value	Dollars	or ISIN Code	References
B) Payable in foreign currency
Payable in United States Dollars
2020-07-29	2010-07-29	01-29 & 07-29	3.50	1,500,000,000	1,499,723,691	2,127,658,000	US748148RU93
2021-08-25	2011-08-25	02-25 & 08-25	2.75	1,400,000,000	1,399,166,213	1,984,997,106	US748149AF82
2022-01-31	2017-01-31	01-31 & 07-31	2.375	2,000,000,000	1,999,332,075	2,836,452,414	US748149AM34
2023-02-13	2013-02-13	02-13 & 08-13	2.625	1,250,000,000	1,248,476,662	1,771,213,841	US748149AG65
2023-07-15	1993-07-08	01-15 & 07-15	7.50	1,000,000,000	999,619,154	1,418,159,694	US748148PB31	SFP(1): 1994-07-15
2024-02-09	1994-02-09	02-09 & 08-09	7.125	1,000,000,000	999,272,358	1,417,667,695	US748148PD96	SFP(1): 2004-02-09
2024-04-09	2019-04-09	04-09 & 10-09	2.5	1,000,000,000	997,965,026	1,415,812,983	US748149AQ48
2024-10-16	2014-10-16	04-16 & 10-16	2.875	1,600,000,000	1,594,013,443	2,261,426,872	US748149AH49
2025-02-11	2020-02-11	02-11 & 08-11	1.5	2,500,000,000	2,486,844,172	3,528,085,827	US748148RZ80
2026-04-20	2016-04-20	04-20 & 10-20	2.50	2,000,000,000	1,996,344,727	2,832,214,265	US748149AJ05
2026-12-01	1986-12-03	06-01 & 12-01	8.625	300,000,000	299,785,269	425,305,361	US748148KA05	SFP(2): 1987-12-01 then SFP(1): 1997-12-01
2027-04-12	2017-04-12	04-12 & 10-12	2.75	1,250,000,000	1,240,897,894	1,760,461,842	US748149AN17
2029-09-15	1999-09-24	03-15 & 09-15	7.50	1,500,000,000	1,497,786,137	2,124,909,193	US748148QR73
Medium-Term Notes
2020-09-21	2017-09-21	03-21 & 06-21, 09-21 & 12-21	Floating	1,250,000,000	1,250,000,000	1,773,375,000	US748149AP64	USD-LIBOR (3 months) + 0.13%; SFP(3): US $660 million
2020-12-01	2006-01-30	06-01 & 12-01	4.962	5,000,000	5,000,000	7,093,500	CA74814ZDG50
2026-01-30	1996-01-30	01-30 & 07-30	6.35	149,875,000	149,866,973	212,616,275	US74815HBZ47	Put(3): January 30, 2016 & 2021
2026-02-27	1996-02-29	02-27 & 08-27	7.14	99,770,000	99,770,000	141,543,699	US74815HCB69	Put(3): 2016-02-27
2026-03-02	1996-02-29	03-02 & 09-02	7.485	150,000,000	150,000,000	212,805,000	US74815HCA86
2026-03-06	1996-03-06	03-06 & 09-06	7.365	99,850,000	99,850,000	141,657,195	US74815HCC43
2026-03-10	1996-03-08	03-10 & 09-10	7.035	50,000,000	50,000,000	70,935,000	US74815HCD26
2026-04-09	1996-04-09	04-09 & 10-09	7.38	100,000,000	100,000,000	141,870,000	US748149AE18
2026-04-15	1996-04-11	04-15 & 10-15	7.50	50,000,000	50,000,000	70,935,000	US74815HCG56	Put(3): 2016-04-15 & 2021-04-15
2026-04-15	1996-04-11	04-15 & 10-15	7.50	50,000,000	50,000,000	70,935,000	US74815HCF73
2026-07-22	1996-07-22	01-22 & 07-22	7.295	99,905,000	99,905,000	141,735,224	US74815HCJ95	Put(4): 2006-07-22

				Foreign Currency Units
		Interest				Equivalent in
Maturity	Issue	Payment	Coupon			Canadian	CUSIP Number
Date	Date(1)	Date(s)	(%)	Nominal Value	Book Value	Dollars	or ISIN Code	References
2035-11-17	2005-11-17	05-17 & 11-17	5.40	75,000,000	74,877,200	106,228,284	US74815 HCP5
2036-07-22	1996-07-22	01-22 & 07-22	7.97	160,000,000	160,000,000	226,992,000	US74815HC H30	Put(3): 2016-07-22
				20,639,400,000	20,598,495,995	29,223,086,268
Adjustments relating to swap agreements				(18,617,826,204)	(18,617,826,204)	(26,413,110,036)
Total-Payable in United States Dollars				U.S.$2,021,573,796	U.S.$1,980,669,791	2,809,976,232
Payable in Japanese Yen
Medium-Term Notes
2028-03-21	2013-03-21	03-21 & 09-21	1.305	5,000,000,000	5,000,000,000	65,700,022	XS0907860919
2029-04-03	2009-04-03	04-03 & 10-03	2.73	13,000,000,000	13,000,000,000	170,820,058	XS0420287897
2029-04-27	2009-04-30	04-27 & 10-27	2.90	3,000,000,000	3,000,000,000	39,420,013	XS0425476891
				21,000,000,000	21,000,000,000	275,940,093
Adjustments relating to swap agreements				(21,000,000,000)	(21,000,000,000)	(275,940,093)
Total-Payable in Japanese Yen				¥ -	¥ -	-

				Foreign Currency Units
		Interest				Equivalent in
Maturity	Issue	Payment	Coupon			Canadian	CUSIP Number
Date	Date(1)	Date(s)	(%)	Nominal Value	Book Value	Dollars	or ISIN Code	References
Payable in Swiss Francs
Medium-Term Notes
2021-12-17	2009-12-17	12-17	2.875	200,000,000	200,193,804	294,438,057	CH0107559392
2023-02-22	2013-02-22	02-22	1.125	250,000,000	249,982,041	367,664,858	CH205832618
2024-02-05	2014-02-05	02-05	1.50	200,000,000	199,547,829	293,487,979	CH0232842341
2024-11-21	2014-11-21	11-21	0.75	375,000,000	374,490,219	550,787,138	CH0258404455
				1,025,000,000	1,024,213,893	1,506,378,032
Adjustments relating to swap agreements				(1,025,000,000)	(1,025,000,000)	(1,507,534,211)
Total-Payable in Swiss Francs				SF -	SF(786,107)	(1,156,179)
Payable in Australian Dollars
Medium-Term Notes
2021-07-12	2011-07-12	01-12 & 07-12	6.50	225,000,000	224,978,996	195,177,164	AU0000QBCHF5
2025-03-10	2014-09-10	03-10 & 09-10	4.20	750,000,000	758,760,753	658,251,548	AU3CB0223774
2025-03-10	2017-03-10	03-10 & 09-10	4.20	55,000,000	56,581,270	49,086,235	AU3CB0883774
2026-05-20	2015-11-20	05-20 & 11-20	3.70	560,000,000	575,876,873	499,593,372	AU3CB0234029
2028-10-18	2018-04-18	04-18 & 10-18	3.25	160,000,000	158,991,624	137,930,806	AU3CB0252385
2029-10-18	2019-04-18	04-18 & 10-18	2.6	100,000,000	99,378,947	86,214,720	AU3CB0262590
				1,850,000,000	1,874,568,463	1,626,253,845
Adjustments relating to swap agreements				(1,850,000,000)	(1,871,331,468)	(1,623,445,639)
Total-Payable in Australian Dollars				$A -	$A 3,236,994	2,808,206

				Foreign Currency Units
		Interest
Maturity	Issue	Payment	Coupon			Equivalent in	CUSIP Number
Date	Date(1)	Date(s)	(%)	Nominal Value	Book Value	Canadian Dollars	or ISIN Code	References
Payable in Pounds Sterling
Medium-Term Notes
2022-05-24	2017-05-24	05-24	0.875	300,000,000	299,635,650	527,498,023	XS1617864621
2023-12-15	2018-07-12	12-15	1.5	500,000,000	499,218,089	878,855,889	XS1855517097
2024-12-13	2019-09-05	12-13	0.75	250,000,000	249,364,719	438,997,818	XS2049767168
				1,050,000,000	1,048,218,458	1,845,351,729
Adjustements relating to swap agreements				(1,050,000,000)	(1,050,000,000)	(1,848,488,072)
Total-payable in Pounds Sterling				£ -	£(1,781,542)	(3,136,342)
Payable in New Zealand Dollars
Medium-Term Notes
2028-07-05	2018-07-05	01-05 & 07-05	3.647	66,000,000	66,000,000	55,646,805	XS1851223369
2029-01-24	2018-07-24	01-24 & 07-24	3.635	49,000,000	49,000,000	41,313,537	XS1857521436
2029-04-10	2019-04-10	04-10 & 10-10	2.854	66,000,000	66,000,000	55,646,805	XS1980040577
				181,000,000	181,000,000	152,607,147
Adjustements relating to swap agreements				-181,000,000	-180,601,618	-152,271,258
Total-payable in New Zealand Dollars				NZ$ -	NZ$398,382	335,889
Payable in Hong Kong Dollars
2021-05-05	2016-05-05	05-05	1.95	540,000,000	540,000,000	98,819,478	XS1404844588
Adjustements relating to swap agreements				(540,000,000)	(540,000,000)	(98,819,478)
Total-payable in Hong Kong Dollars				HKD -	HKD -	-
Payable in Swedish Krona
2029-04-11	2019-04-11	04-11	1.169	1,700,000,000	1,700,000,000	241,570,344	XS1980856345
Adjustements relating to swap agreements				(1,700,000,000)	(1,697,698,508)	(241,243,301)
Total-payable in Swedish Krona				SEK -	SEK 2,301,492	327,042
Payable in Euros
2030-03-12	2010-03-12	03-12	4.14	75,000,000	75,000,000	116,883,146	-
2030-04-29	2010-04-29	04-29	4.02	35,000,000	35,000,000	54,545,468	-
2031-12-15	2011-12-15	12-15	3.50	27,000,000	27,000,000	42,077,933	-
2033-06-17	2013-06-17	06-17	2.644	65,000,000	65,000,000	101,298,727	-
Medium-Term Notes

2023-07-17	2013-07-17	07-17	2.25	1,000,000,000	998,397,803	1,555,945,019	XS0953580981	SFP(3): $1,358 million
2024-01-22	2014-01-22	01-22	2.375	1,000,000,000	996,351,821	1,552,756,475	XS1019493896
2025-01-15	2015-01-15	01-15	0.875	1,750,000,000	1,743,935,756	2,717,822,640	XS1167203881
2025-10-28	2015-10-28	10-28	1.125	1,100,000,000	1,094,090,349	1,705,076,297	XS1311586967
2027-05-04	2017-05-04	05-04	0.875	2,250,000,000	2,236,808,834	3,485,936,722	XS1606720131
2028-07-05	2018-07-05	07-05	0.875	1,000,000,000	992,081,351	1,546,101,196	XS1851229218
2029-10-15	2019-10-15	10-15	0	1,000,000,000	1,003,538,666	1,563,956,755	XS2065939469
				9,302,000,000	9,267,204,580	14,442,400,377
Adjustements relating to swap agreements				(8,302,000,000)	(8,302,000,000)	(12,938,185,069)
Total-payable in Euros				€1,000,000,000	€965,204,580	1,504,215,308
Total-payable in foreign currencies						4,313,370,157
Total-Funded Debt of Borrowings-Government						$216,131,896,349

  (1) If more than one issue date, the date of the first issue in indicated.

  Sinking Fund Provisions (“SFP”):

(1)

  As an invested sinking fund, Québec has agreed to withdrawfrom the Consolidated Revenue Fund, each year from the date indicated, a sum equal to at least 1% of the principal amount of the issue then outstanding. The issue is not redeemable for sinking fund purposes.

(2)

  As an invested sinking fund, Québec has agreed to withdrawfrom the Consolidated Revenue Fund, each year from the date indicated, a sum equal to at least 2% of the principal amount of the issue then outstanding. The issue is not redeemable for sinking fund purposes.

(3)	Amount deposited by the Government in the general sinking fund for the purpose of prudential liquidity.

(4)	Amount deposited by the Government in the general sinking fund for the purpose of repayments of borrowings.

  Puttable (“Put”):

(1)	Payable at par at the option of the holder at any time prior to maturity.

(2)	Held and callable in whole or in part, at par at the option of the Minister of Finance of Québec on six days’ notice subject to the requirements of the Canada Pension Plan.

(3)	Redeemable prior to maturity at the option of the holder in whole or in part, on the date indicated at par upon prior notice.

(4)	Redeemable prior to maturity at the option of the holder in whole or in part, from the date indicated and on any subsequent Interest Payment Date at par upon prior notice.

  Others:

(1)

  $6,000,000 annually for 1998-04-01 & 1999-04-01; $5,000,000 annually from 2000-04-01 to 2004-04-01; $35,000,000 for 2005-04-01; $5,000,000 for 2006-04-01; $55,000,000 for 2026 04-01 and $110,000,000 annually for 2034-04-01 & 2035-04-01.

(2)	$2,000,000 for each Interest Payment Date from 1999-04-01 to 2000-10-01 and from 2004-10-01 to 2007-10-01 (with the exception of 2006-04-01: $4,000,000).

(3)	Coupon rate represents the effective yield on the borrowing.

(4)	Interest payable first day of June and December at 10% from June 1, 2006 to December 1, 2015 and 5 % from June 1, 2037 to December 1, 2056.

(5)	Interest payable first day of June and December at 14% from June 1, 2009 to December 1, 2013 and 9 % from June 1, 2042 to June 1, 2065.

(6)	Interest payable first day of June and December at 10% from June 1, 2012 to December 1, 2018 and 5 % from June 1, 2041 to June 1, 2065.

(7)	Interest payable first day of June and December at 8% from December 1, 2012 to December 1, 2021 and 5 % from June 1, 2043 to June 1, 2075.

(8)	Interest payable first day of June and December at 8% from December 1, 2007 to December 1, 2017 and from June 1, 2039 to December 1, 2076.

(9)	Payable in installments including principal and interest.

(10)	Borrowings contracted with the Canada Mortgage and Housing Corporation under the municipal infrastructure low-cost loans program. Payable in annual installments, including principal and interest.

(11)	The Coupon will be 4.00% for the first five years, 5.00% for the years 6 to 10, 6.00% for the years 11 to 15, and 7.10% thereafter.